SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2013

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Quarterly Information (ITR) at

March 31, 2013

and Report on the Review

of the Quarterly Information

Report on Review of Quarterly Information

To the Board of Directors and Shareholders

Braskem S.A.

Introduction

We have reviewed the accompanying parent company and consolidated interim accounting information of Braskem S.A., included in the Quarterly Information Form (ITR) for the quarter ended March 31, 2013, comprising the balance sheet as at that date and the statements of operations, comprehensive income, changes in equity and cash flows for the quarter then ended, and a summary of significant accounting policies and other explanatory information.

Management is responsible for the preparation of the parent company interim accounting information in accordance with the accounting standard CPC 21 - Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and of the consolidated interim accounting information in accordance with CPC 21 and International Accounting Standard (IAS) 34 - Interim Financial Reporting issued by the International Accounting Standards Board (IASB), as well as the presentation of this information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of the Quarterly Information (ITR). Our responsibility is to express a conclusion on this interim accounting information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the parent

company interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Conclusion on the consolidated interim information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim accounting information included in the quarterly information referred to above has not been prepared, in all material respects, in accordance with CPC 21 and IAS 34 applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by the CVM.

Other matters

Statements of value added

We have also reviewed the parent company and consolidated statements of value added for the quarter ended March 31, 2013. These statements are the responsibility of the Company’s management, and are required to be presented in accordance with standards issued by the CVM applicable to the preparation of Quarterly Information (ITR) and are considered supplementary information under IFRS, which do not require the presentation of the statement of value added. These statements have been submitted to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they have not been prepared, in all material respects, in a manner consistent with the parent company and consolidated interim accounting information taken as a whole.

Salvador, May 9, 2013

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" BA

Fábio Cajazeira Mendes

Contador CRC 1SP196825/O-0 "S" BA

Braskem S.A.

Balance sheet

at March 31, 2013

All amounts in thousands of reais

		Parent Company		Consolidated
Assets	Note	Mar/2013	Dec/2012	Mar/2013	Dec/2012
	2.2		Revised		Revised
Current assets
Cash and cash equivalents	4	1,877,056	1,627,928	3,002,201	3,287,622
Financial investments	5	159,007	155,535	221,799	172,146
Trade accounts receivable	6	2,241,059	1,834,491	2,449,316	2,326,480
Inventories	7	2,763,650	2,478,550	4,632,690	4,102,055
Taxes recoverable	9	1,085,840	1,005,842	1,661,217	1,476,211
Dividends and interest on capital		130,145	130,145	2,645	2,645
Prepaid expenses		8,348	14,153	16,245	54,013
Related parties	8	17,787	13,906	23,210	13,912
Insurance claims	10	161,257	160,981	161,257	160,981
Other receivables	11	609,421	761,450	660,548	818,434

		9,053,570	8,182,981	12,831,128	12,414,499

Non-current assets held for sale	3			277,828	277,828

		9,053,570	8,182,981	13,108,956	12,692,327

Non-current assets
Financial investments	5	26,328	34,088	28,614	34,489
Trade accounts receivable	6	31,240	35,710	34,059	37,742
Taxes recoverable	9	978,668	1,026,391	1,499,654	1,527,134
Deferred income tax and social contribution	18(b)	1,088,445	1,100,611	2,060,149	2,062,009
Judicial deposits	12	165,194	164,443	177,475	179,618
Related parties	8	1,049,495	988,589	128,736	127,627
Insurance claims	10	87,311	45,649	88,918	47,255
Other receivables	11	144,855	153,466	241,257	218,279
Investments in subsidiaries and jointly-controlled subsidiaries	13	9,736,085	9,591,644	110,824	118,787
Other investments		6,575	6,575	6,949	6,948
Property, plant and equipment	14	11,723,191	11,794,385	21,854,970	21,176,785
Intangible assets	15	2,231,938	2,241,565	2,926,210	2,940,966

		27,269,325	27,183,116	29,157,815	28,477,639

Total assets		36,322,895	35,366,097	42,266,771	41,169,966

The Management notes are an integral part of the financial statements

Braskem S.A.

Balance sheet

at March 31, 2013

All amounts in thousands of reais

		Parent Company		Consolidated
Liabilities and equity	Note	Mar/2013	Dec/2012	Mar/2013	Dec/2012
	2.2		Revised		Revised
Current liabilities
Trade payables		6,508,010	6,446,898	8,701,681	8,897,597
Borrowings	16	2,194,893	1,887,811	2,383,219	1,836,028
Derivatives operations	24.2	248,541	293,378	248,541	293,378
Payroll and related charges		302,445	249,275	425,585	349,176
Taxes payable	17	239,270	245,173	352,837	342,789
Dividends and interest on capital		1,334	2,160	4,111	5,369
Advances from customers	20	153,917	257,079	477,261	237,504
Sundry provisions	19	14,840	11,930	35,185	52,264
Post-employment benefits	21	160,645	147,175	160,645	147,175
Accounts payable to related parties	8	316,850	206,991
Other payables	22	32,678	29,478	547,600	385,577

		10,173,423	9,777,348	13,336,665	12,546,857

Non-current liabilities held for sale	3			109,770	109,770

		10,173,423	9,777,348	13,446,435	12,656,627

Non-current liabilities
Borrowings	16	10,416,128	10,534,287	15,723,502	15,675,610
Taxes payable	17	1,040,112	1,059,225	1,146,671	1,164,753
Accounts payable to related parties	8	4,237,696	3,667,754
Long-term incentives		10,567	10,405	10,567	10,405
Deferred income tax and social contribution	18(b)	1,041,181	1,015,743	2,196,467	2,138,622
Post-employment benefits	21			35,242	36,602
Provision for losses on subsidiaries and jointly-controlled subsidiaries		115,562	119,375
Advances from customers	20	66,078	80,463	188,794	204,989
Sundry provisions	19	143,562	144,782	365,322	363,411
Other payables	22	264,412	343,652	280,141	266,963

		17,335,298	16,975,686	19,946,706	19,861,355

Equity	25
Capital	(a)	8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		797,979	797,979	797,979	797,979
Other comprehensive income		321,559	337,411	321,559	337,411
Treasury shares	(b)			(48,892)	(48,892)
Losses accumulated		(348,586)	(565,549)	(348,586)	(565,549)

Total attributable to the Company's shareholders		8,814,174	8,613,063	8,765,282	8,564,171

Non-controlling interest	2.4			108,348	87,813

		8,814,174	8,613,063	8,873,630	8,651,984

Total liabilities and equity		36,322,895	35,366,097	42,266,771	41,169,966

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of operations for the period

at March 31, 2013

All amounts in thousands of reais, except earnings (loss) per share

		Parent Company		Consolidated
	Note	Mar/2013	Mar/2012	Mar/2013	Mar/2012
	3				Revised
Continued operations
Net sales revenue	27	5,508,783	4,574,694	9,295,751	8,071,673
Cost of products sold		(4,969,651)	(4,146,710)	(8,315,675)	(7,482,025)

Gross profit		539,132	427,984	980,076	589,648

Income (expenses)
Selling		(48,497)	(49,384)	(99,555)	(90,951)
Distribution		(100,077)	(90,322)	(146,817)	(129,998)
General and administrative		(154,188)	(153,457)	(237,006)	(231,749)
Research and development		(18,515)	(18,160)	(24,564)	(24,446)
Results from equity investments	13(c)	156,088	137,230	(4,722)	(2,099)
Other operating income (expenses), net	32	(20,231)	(32,398)	(29,055)	191,940

Operating profit		353,712	221,493	438,357	302,345

Financial results	29
Financial expenses		(151,509)	(69,577)	(230,050)	(192,751)
Financial income		45,314	12,930	122,864	85,641

		(106,195)	(56,647)	(107,186)	(107,110)

Profit before income tax and
social contribution		247,517	164,846	331,171	195,235

Current and deferred income tax and social contribution	18(a)	(37,605)	(11,288)	(104,368)	(53,138)
		(37,605)	(11,288)	(104,368)	(53,138)

Profit for the period of continued operations		209,912	153,558	226,803	142,097

Discontinued operations results	3(b)
Profit from discontinued operations					15,433
Current and deferred income tax and social contribution					(5,333)
					10,100

Profit for the period		209,912	153,558	226,803	152,197

Attributable to:
Company's shareholders				209,912	153,558
Non-controlling interest	2.4			16,891	(1,361)

				226,803	152,197

Earnings per share attributable to the shareholders of the Company of continued operations at the end of the period (R$)	26
Basic earnings per share - common				0.0025
Basic earnings per share - preferred				0.6062	0.4439
Diluted earnings per share - common				0.0027
Diluted earnings per share - preferred				0.6064	0.4443

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of comprehensive income for the period

at March 31, 2013

All amounts in thousands of reais, except earnings (loss) per share

		Parent Company		Consolidated
	Note	Mar/2013	Mar/2012	Mar/2013	Mar/2012
	3				Revised

Profit for the period		209,912	153,558	226,803	152,197

Other comprehensive income or loss:
Cash flow derivatives			15,613		15,613
Foreign currency translation adjustment		(6,821)	(55,631)	(3,177)	(49,444)
Income tax and social contribution related to
components of comprehensive income			(5,309)		(5,309)

Total other comprehensive income or loss		(6,821)	(45,327)	(3,177)	(39,140)

Total comprehensive income for the period		203,091	108,231	223,626	113,057

Attributable to:
Company's shareholders - continued operations				203,091	98,131
Company's shareholders - discontinued operations					10,100
Non-controlling interest				20,535	4,826

				223,626	113,057

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

										Parent Company
			Revenue reserves						Retained
					Unrealized	Additional	Other		earnings	Total
		Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'
	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	equity

At December 31, 2011	8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(11,325)		9,784,788

Comprehensive income for the period:
Profit for the period									153,558	153,558
Fair value of cash flow derivative, net of taxes							10,304			10,304
Foreign currency translation adjustment							(55,631)			(55,631)
							(45,327)		153,558	108,231

Equity valuation adjustments
Realization of deemed cost of jointly-controlled subsidiary, net of taxes							(230)		230
Realization of additional property, plant and equipment price-level
restatement, net of taxes							(6,809)		6,809
							(7,039)		7,039

Contributions and distributions to shareholders:
Gain on interest in subsidiary							1,018			1,018
							1,018			1,018

At March 31, 2012	8,043,222	845,998	87,710	4,547	16,457	482,593	264,238	(11,325)	160,597	9,894,037

At December 31, 2012 (revised)	8,043,222	797,979					337,411		(565,549)	8,613,063

Comprehensive income for the period:
Profit for the period									209,912	209,912
Foreign currency translation adjustment							(6,821)			(6,821)
							(6,821)		209,912	203,091

Equity valuation adjustments
Realization of additional property, plant and equipment price-level							(6,809)		6,809
Realization of deemed cost of jointly-controlled subsidiary, net of taxes
restatement, net of taxes							(242)		242
							(7,051)		7,051

Contributions and distributions to shareholders:
Loss on interest in subsidiary							(1,980)			(1,980)
							(1,980)			(1,980)

At March 31, 2013	8,043,222	797,979					321,559		(348,586)	8,814,174

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of changes in equity

All amounts in thousands of reais

												Consolidated
	Attributed to shareholders' interest
			Revenue reserves						Retained	Total
					Unrealized	Additional	Other		earnings	Braskem		Total
		Capital	Legal	Tax	profit	dividends	comprehensive	Treasury	(accumulated	shareholders'	Non-controlling	shareholders'
	Capital	reserve	reserve	incentives	reserve	proposed	income	shares	deficit)	interest	interest	equity

At December 31, 2011	8,043,222	845,998	87,710	4,547	16,457	482,593	315,586	(60,217)		9,735,896	215,322	9,951,218

Comprehensive income for the period:
Profit (loss) for the period									153,558	153,558	(1,361)	152,197
Fair value of cash flow derivative, net of taxes							10,304			10,304		10,304
Foreign currency translation adjustment							(55,631)			(55,631)	6,187	(49,444)
							(45,327)		153,558	108,231	4,826	113,057

Equity valuation adjustments
Deemed cost of jointly-controlled subsidiary, net							(230)		230
Realization of deemed cost of jointly-controlled subsidiary, net of taxes							(6,809)		6,809
							(7,039)		7,039

Contributions and distributions to shareholders:
Capital increase from non-controlling interest											21,142	21,142
Gain (loss) on interest in subsidiary							1,018			1,018	(1,018)
							1,018			1,018	20,124	21,142

At March 31, 2012	8,043,222	845,998	87,710	4,547	16,457	482,593	264,238	(60,217)	160,597	9,845,145	240,272	10,085,417

At December 31, 2012 (revised)	8,043,222	797,979					337,411	(48,892)	(565,549)	8,564,171	87,813	8,651,984

Comprehensive income for the period:
Profit for the period									209,912	209,912	16,891	226,803
Foreign currency translation adjustment							(6,821)			(6,821)	3,644	(3,177)
							(6,821)		209,912	203,091	20,535	223,626

Equity valuation adjustments
Realization of additional property, plant and equipment price-level							(6,809)		6,809
Realization of deemed cost of jointly-controlled subsidiary, net of taxes
restatement, net of taxes							(242)		242
							(7,051)		7,051

Contributions and distributions to shareholders:
Loss on interest in subsidiary							(1,980)			(1,980)		(1,980)
							(1,980)			(1,980)		(1,980)

At March 31, 2013	8,043,222	797,979					321,559	(48,892)	(348,586)	8,765,282	108,348	8,873,630

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of cash flows

at March 31, 2013

All amounts in thousands of reais

	Parent Company		Consolidated
	Mar/2013	Mar/2012	Mar/2013	Mar/2012

Profit before income tax and social contribution
and after of discountinued operations results	247,517	164,846	331,171	210,668

Adjustments for reconciliation of loss
Depreciation, amortization and depletion	300,991	270,906	483,446	444,443
Results from equity investments	(156,088)	(137,230)	4,722	2,099
Interest and monetary and exchange variations, net	125,314	(7,255)	25,836	41,220
Other	(1)	17,124	1,546	19,674

	517,733	308,391	846,721	718,104

Changes in operating working capital
Held-for-trading financial investments	(656)	(116,085)	(58,272)	(117,125)
Trade accounts receivable	(409,823)	(245,491)	(119,761)	(578,257)
Inventories	(257,572)	(291,146)	(526,189)	(288,674)
Taxes recoverable	(23,847)	(94,792)	(149,086)	(127,873)
Prepaid expenses	5,805	9,280	37,768	11,537
Other receivables	(47,473)	(148,308)	(78,302)	(243,069)
Trade payables	61,112	1,038,261	(195,916)	2,096,892
Taxes payable	(25,016)	93,651	(52,697)	(8,407)
Long-term incentives	162		162
Advances from customers	(117,547)	16,135	223,562	17,234
Sundry provisions	886	8,799	(15,168)	(4,560)
Other payables	16,341	90,866	256,646	109,408

Cash from operations	(279,895)	669,561	169,468	1,585,210

Interest paid	(105,189)	(114,935)	(200,543)	(139,914)
Income tax and social contribution paid	(8,428)	(6,124)	(8,440)	(8,222)

Net cash generated by (used in) operating activities	(393,512)	548,502	(39,515)	1,437,074

Proceeds from the sale of fixed assets			608	498
Proceeds from the sale of investments	163,000		163,000
Cash effect from incorporated subsidiary		394
Acquisitions of investments in subsidiaries and associates	(31)	(35,204)	(31)
Acquisitions to property, plant and equipment	(227,814)	(554,230)	(1,101,042)	(832,884)
Acquisitions of intangible assets	(524)	(68)	(524)	(115)
Held-for-trading and available for sale financial investments	5,831	1,814	15,086	(1,124)

Net cash used in investing activities	(59,538)	(587,294)	(922,903)	(833,625)

Short-term and long-term debt
Obtained borrowings	2,401,860	434,998	2,958,599	1,175,038
Payment of borrowings	(2,224,626)	(1,347,859)	(2,285,304)	(1,477,926)
Related parties
Obtained loans	377,467	1,081,388
Payment of loans	(17,762)	(135,967)
Net current transactions	165,260	277,875
Dividends paid	(21)	(2)	(21)	(2)
Non-controlling interests in subsidiaries			(2,660)	21,142

Net cash provided by (used in) financing activities	702,178	310,433	670,614	(281,748)

Exchange variation on cash of foreign subsidiaries			6,383	(5,401)

Increase (decrease) in cash and cash equivalents	249,128	271,641	(285,421)	316,300

Represented by
Cash and cash equivalents at the beginning for the period	1,627,928	2,224,335	3,287,622	2,986,819
Cash and cash equivalents at the end for the period	1,877,056	2,495,976	3,002,201	3,303,119

Increase (decrease) in cash and cash equivalents	249,128	271,641	(285,421)	316,300

The Management notes are an integral part of the financial statements

Braskem S.A.

Statement of value added

At March 31, 2013

All amounts in thousands of reais

		Parent Company		Consolidated
Continued and discontinued operations	Note	Mar/2012	Mar/2013	Mar/2012	Mar/2013
					Revised

Revenue		6,581,346	5,514,450	10,884,033	9,924,607
Sale of goods, products and services, including discontinued operations	3(c)	6,606,575	5,556,391	10,926,490	9,739,175
Other income (expenses), net		(19,401)	(32,134)	(26,910)	199,278
Allowance for doubtful accounts		(5,828)	(9,807)	(15,547)	(13,846)
Inputs acquired from third parties		(5,740,966)	(4,146,170)	(9,404,160)	(7,872,061)
Cost of products, goods and services sold		(5,535,699)	(3,957,658)	(9,077,888)	(7,566,147)
Material, energy, outsourced services and others		(205,117)	(188,199)	(326,079)	(300,363)
Impairment of assets		(150)	(313)	(193)	(5,551)
Gross value added		840,380	1,368,280	1,479,873	2,052,546

Depreciation, amortization and depletion	3(c)	(300,991)	(270,906)	(483,446)	(444,443)

Net value added produced by the entity		539,389	1,097,374	996,427	1,608,103

Value added received in transfer		201,488	150,209	118,228	87,803
Results from equity investments	3(c)	156,088	137,230	(4,722)	(2,099)
Financial income	3(c)	45,314	12,930	122,864	89,836
Other		86	49	86	66

Total value added to distribute		740,877	1,247,583	1,114,655	1,695,906

Personnel		123,031	115,035	196,325	200,163
Direct compensation		95,954	79,126	152,937	146,776
Benefits		17,176	26,538	30,679	40,738
FGTS (Government Severance Pay Fund)		9,901	9,371	12,709	12,649

Taxes, fees and contributions		223,573	882,455	421,591	1,117,374
Federal		64,908	610,796	225,853	817,860
State		155,637	268,553	188,486	290,205
Municipal		3,028	3,106	7,252	9,309

Remuneration on third parties' capital		184,361	96,535	269,936	226,172
Financial expenses (including exchange variation)		149,488	62,597	227,110	186,389
Rentals		34,873	33,938	42,826	39,783

Remuneration on own capital		209,912	153,558	226,803	152,197
Profit for the period	3(c)	209,912	153,558	209,912	143,458
Non controlling interests in profit (loss) for the period				16,891	(1,361)
Profit from discontinued operations					10,100

Value added distributed		740,877	1,247,583	1,114,655	1,695,906

The Management notes are an integral part of the financial statements

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

1.                       Operations

Braskem S.A. (hereinafter “Parent Company”) is a public corporation headquartered in Camaçari, Bahia, which jointly with its subsidiaries (hereinafter “Braskem” or “Company”), operates 36 industrial units, 29 in Brazil, 5 in the United States and 2 in Germany.

Braskem S.A. is controlled by Odebrecht S.A. (“Odebrecht”), which indirectly holds interests of 50.11% and 38.11% in its voting and total capital, respectively.

(a)                    Material operating events

(a.1)       On August 17, 2012, the Company inaugurated, in Marechal Deodoro, Alagoas, a new plant with annual production capacity of 200 kton (unaudited) of polyvinyl chloride (“PVC”). With the plant’s opening, Braskem’s annual PVC production capacity increased to 710 kton (unaudited).

(a.2)       On September 13, 2012, the Company inaugurated, in the Triunfo Petrochemical Complex in the state of Rio Grande do Sul, a new plant with annual production capacity of 103 kton (unaudited) of butadiene. The new plant is already operating at full production capacity.

(a.3)       In the last quarter of 2012, the Management decided to divest the ownership interest held in Cetrel and Braskem Distribuidora. The Parent Company held 54.2% of the total and voting capital of Cetrel and 100% of the capital of Braskem Distribuidora, which were sold on December 28, 2012 for R$208,100 and R$444,000, respectively.

(b)                    Net working capital

On March 31, 2013, net working capital at the Parent Company and Consolidated were negative R$1,119,853 and R$337,479, respectively. The consolidated figures are used in the management of working capital, since the Company uses mechanisms to transfer funds between the companies efficiently without jeopardizing the fulfillment of the commitments of each of the entities forming the consolidated statements. For this reason, any analysis of the Parent Company’s working capital will not reflect the actual liquidity position of the consolidated group. Although the consolidated net working capital is negative, the Company does not have any issue regarding liquidity, since this condition is only temporary, for the following reason. Braskem S.A. and the Idesa Group are temporarily financing the installation of the Ethylene XXI Project in Mexico of the subsidiary Braskem Idesa. The funds required are loaned by the shareholders proportionally to their interest in the capital of Braskem Idesa. As of March 31, 2013, a total of R$1,689 million had been loaned, of which R$1,265 million by Braskem and R$424 million by the Idesa Group. These loans will be repaid upon the release of funds under the Project Finance structure. The contracts related to such loans were executed in December 2012 and the first disbursement is expected to take place in the coming months. The amount owed to the Idesa Group is recorded in “other accounts payable” under current liabilities in the consolidated financial statements (Note 22).

Additionally, Braskem has three revolving credit lines in the amounts of: (i) US$350 million that may be used without restrictions for a period of four years as from November 2012; and (ii) US$250 million that may be used without restrictions for a period of five years as from August 2011; and (iii) R$450 million for a period of three years as from December 2012. These credit facilities enable Braskem to reduce the amount of cash it holds. Up to March 31, 2013, Braskem had not drawn credit from these lines.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(c)          Effect of foreign exchange variation

The Company has balances and transactions in U.S. dollar, as well as financial investments, trade accounts receivable, trade payables, borrowings and sales. The balances of assets and liabilities are translated based on the exchange rate at the end of each period, while transactions are based on the effective exchange rate on the date each operation occurs. These rates are informed by the Central Bank of Brazil.

The following table shows the U.S. dollar average and end-of-period exchange rates for the periods in this report:

U.S. dollar, end of period
March 2013	R$ 2.0138
December 2012	R$ 2.0435
Appreciation of the Brazilian real in relation to the U.S. dollar	1.45%

Average U.S. dollar rate
Three-month period ended March 31, 2013	R$ 1.9957
Three-month period ended March 31, 2012	R$ 1.7701
Appreciation of the U.S. dollar in relation to the Brazilian real	12.02%

2.                       Summary of significant accounting policies

2.1.                 Basis of preparation

This Quarterly Information should be read together with the financial statements of Braskem S.A. as of December 31, 2012 and for the year then ended, which were prepared and presented in accordance with accounting practices adopted in Brazil, including the pronouncements issued by the Brazilian Accounting Pronouncements Committee (CPC), and in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The preparation of the quarterly information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies. There were no changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the December 31, 2012 financial statements.

The statement of operations and segment information (Note 31) for the first quarter of 2012 were restated to reflect the divestments of Cetrel S.A. (“Cetrel”) and of Distribuidora de Água Camaçari S.A. (“Braskem Distribuidora”), as well as the decision to divest IQ Soluções & Química S.A. (“Quantiq”) and IQAG Armazéns Gerais Ltda. (“IQAG”) (Note 3). The balance sheet and the statement of changes in equity of December 31, 2012 have been revised in order to reflect the retrospective effects of the adoption of new standards CPC 33 (R1) (IAS 19), as described in Note 21.

(a)                    Consolidated quarterly information

The consolidated Quarterly Information was prepared and is being presented in accordance with the pronouncements CPC 21 (R1) and IAS 34 - Interim Financial Reporting, which establish the minimum content for interim financial statements.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Parent company quarterly information

The parent company Quarterly Information was prepared and is being presented in accordance with pronouncement CPC 21.

2.2.                 Accounting policies

There were no changes in the accounting practices used in the preparation of the Quarterly Information in relation to those presented in the December 31, 2012 financial statements, except for the method for recognizing the cost components of defined benefit plans (Note 2.2.1). The accounting practice adopted complies with IAS 19 and CPC 33 (R1).

2.2.1      Defined benefit plans

The defined benefit plans are financed by contributions to pension funds and the use of actuarial assumptions is necessary to measure the liability and the expenses of the plans, as well as the existence of actuarial gains and losses.

The liability recognized in respect of these plans is the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, adjusted by actuarial gains or losses and past-service costs.

The cost components of defined-benefit plans are recognized as follows:

(i)            actuarial gains and losses from the actuarial remeasurement are recognized under “other comprehensive income”.

(ii)          immediate recognition of the costs of past services in the profit or loss as they are incurred; and

(iii)        the net amount of interest on the assets and liabilities of the plan are recorded in the financial results of the period.

Until 2013, it was possible not to recognize item (i) above if the amount was lower than 10% (a) of the amount of the current defined benefit obligation; and (b) of the fair value of any plan assets. As of 2013, the amount must be recognized at the moment it is determined. The effects of this change in accounting standard are described in Note 21.

2.3.                 Consolidated quarterly information

The consolidated quarterly information includes the quarterly information of the Parent Company and companies in which it, directly or indirectly, maintains a controlling equity interest or controls the activities, as presented below:

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

		Total interest - %
		Headquarters
		(Country)	Mar/2013	Dec/2012	Mar/2012

Direct and Indirect subsidiaries
Braskem America, Inc. (“Braskem America”)		EUA	100.00	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")		EUA	100.00	100.00	100.00
Braskem Argentina S.A. (“Braskem Argentina”)		Argentina	100.00	100.00	100.00
Braskem Austria Finance GmbH ("Braskem Austria Finance")	(i)	Austria	100.00	100.00
Braskem Chile Ltda. (“Braskem Chile”)		Chile	100.00	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")		Alemanha	100.00	100.00	100.00
Braskem Finance Limited (“Braskem Finance”)		Ilhas Cayman	100.00	100.00	100.00
Braskem Idesa S.A.P.I (“Braskem Idesa")	(ii)	México	75.00	75.00	65.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	(ii)	México	75.00	75.00	65.00
Braskem Importação e Exportação Ltda. (“Braskem Importação”)		Brasil	100.00	100.00	100.00
Braskem Incorporated Limited (“Braskem Inc”)		Ilhas Cayman	100.00	100.00	100.00
Braskem International GmbH ("Braskem Austria")		Austria	100.00	100.00	100.00
Braskem Netherlands B.V (“Braskem Holanda”)		Holanda	100.00	100.00	100.00
Braskem México, S de RL de CV (“Braskem México”)		México	100.00	100.00	100.00
Braskem Participações S.A. (“Braskem Participações”)		Brasil	100.00	100.00	100.00
Braskem Petroquímica Ltda. (“Braskem Petroquímica”)		Brasil	100.00	100.00	100.00
Braskem Petroquímica Chile Ltda. (“Petroquímica Chile”)		Chile	100.00	100.00	100.00
Braskem Petroquímica Ibérica, S.L. ("Braskem Espanha")	(iii)	Espanha	100.00	100.00
Braskem Qpar S.A. (“Braskem Qpar”)		Brasil	100.00	100.00	100.00
Cetrel S.A. ("Cetrel")	(iv)	Brasil			100.00
Common Industries Ltd. (“Common”)		Ilhas Virgens Britânicas	100.00	100.00	100.00
Distribuidora de Água Camaçari S.A. ("Braskem Distribuidora")	(iv)	Brasil			100.00
IQ Soluções & Química S.A.(“Quantiq”)		Brasil			100.00
IQAG Armazéns Gerais Ltda. (“IQAG”)	(v)	Brasil			100.00
Lantana Trading Co. Inc. (“Lantana”)		Bahamas	100.00	100.00	100.00
Norfolk Trading S.A. (“Norfolk”)		Uruguai	100.00	100.00	100.00
Politeno Empreendimentos Ltda. (“Politeno Empreendimentos”)		Brasil	100.00	100.00	100.00
Rio Polímeros S.A. (“Riopol”)		Brasil	100.00	100.00	100.00

Specific Purpose Entity ("SPE")
Fundo de Investimento Multimercado Crédito Privado Sol (“FIM Sol”)		Brasil	100.00	100.00	100.00

Jointly controlled subsidiaries
Refinaria de Petróleo Riograndense S.A. (“RPR”)	(vi)	Brasil			33.20
Polipropileno Del Sur S.A.(“Propilsur”)	(vi)	Venezuela			49.00

(i)          Company incorporated in August 2012.

(ii)        The Company increased its interest in this investments in November 2012.

(iii)       Company incorporated in June 2012.

(iv)       Divestments in December 2012.

(v)         The Company decided to withdraw its interest in this investment in November 2012.

(vi)       Unconsolidated investments as from 2012.

2.4.                 Non-controlling interest in the equity and results of operations of the Company’s subsidiaries

	Equity		Profit (loss) for the period
	Mar/2013	Dec/2012	Mar/2013	Mar/2012

Braskem Idesa	108,348	87,813	16,891	(4,464)
Cetrel				3,103
Total	108,348	87,813	16,891	(1,361)

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

2.5.                 Reconciliation of equity and profit (loss) for the period between parent company and consolidated

	Equity		Profit (loss) for the period
	Mar/2013	Dec/2012	Mar/2013	Mar/2012

Parent Company	8,814,174	8,613,063	209,912	153,558
Braskem shares owned by subsidiary Braskem Petroquímica	(48,892)	(48,892)
Non-controlling interest	108,348	87,813	16,891	(1,361)
Consolidated	8,873,630	8,651,984	226,803	152,197

3.                       Held-for-sale assets and discontinued operations

Quantiq and IQAG

These investments are in the process of sale and the Management of the Company estimates that the negotiations will be concluded in 2013.

The operating profits or losses of Quantiq and IQAG were presented in the segment information as operating segment “Chemical distribution” (Note 31). The operating profits or losses of this segment in the first quarter of 2012 were R$6,262.

The profits and losses of Quantiq and IQAG in 2012 are presented under “profit or loss from discontinued operations” in the consolidated statement of operations, and further detailed in item(c) of this Note. The assets and liabilities of these companies on December 31, 2012 are presented under “held-for-sale assets” and “held-for-sale liabilities”, respectively. These amounts should be assessed at the lowest between the book value as of December 31, 2012 and fair value, until the sale or eventual withdrawal from the transaction.

Profit or loss from discontinued operations is recognized after eliminating the revenues and expenses arising from any commercial and financial operations carried out among the companies.

The statements of cash flow and of value added include the results from discontinued operations.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(a)               Gains or losses from discontinued operations

Consolidated statement of operations for Cetrel, Braskem Distribuidora, Quantiq and IQAG.

Mar/2012

Net sales revenue	160,756
Cost of products sold	(117,543)
Gross profit	43,213

Selling, General and administrative expenses	(31,541)
Other operating income, net	794

Operating profit	12,466

Financial results	2,967

Profit before income tax and social contribution	15,433

Current and deffered income tax and social contribution	(5,333)

Discountinued operations results	10,100

Earnings per share attributable to the shareholders of the Company of continued operations at the end of the year (R$) (i)
Basic earnings per share - preferred	0.0292
Diluted earnings per share - preferred	0.0292

(i) Reduction in earnings per share of the Company

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(b)               Cash flow information from discontinued operations

Consolidated cash flow information for Cetrel, Braskem Distribuidora, Quantiq and IQAG.

Mar/2012

Profit before income tax and social contribution	15,433

Adjustments for reconciliation of profit
Depreciation, amortization and depletion	4,548
Interest and monetary and exchange variations, net	897
Other adjustments	71

20,949

Changes in operating working capital	(16,409)

Net cash generated by operating activities	4,540

Acquisitions to property, plant and equipment	(3,185)
Acquisitions of intangible assets	(47)

Net cash used in investing activities	(3,232)

Short-term and long-term debt
Payment of borrowings	(2,695)

Net cash used in financing activities	(2,695)

Decrease in cash and cash equivalents	(1,387)

Represented by
Cash and cash equivalents at the beginning of the year	148,909
Cash and cash equivalents at the end of the year	147,522

Decrease in cash and cash equivalents	(1,387)

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(c)               Statement of value added for discontinued operations

Consolidated statement of operations for Cetrel, Braskem Distribuidora, Quantiq and IQAG

Discontinued operations	Mar/2012

Revenue	207,618
Sale of goods, products and services, including discontinued operations	206,845
Other income (expenses), net	773

Inputs acquired from third parties	(187,367)
Cost of products, goods and services sold	(157,574)
Material, energy, outsourced services and others	(29,793)

Gross value added	20,251

Depreciation, amortization and depletion	(4,549)

Net value added produced by the entity	15,702

Value added received in transfer	4,219
Financial income	4,195
Other	24

Total value added to distribute	19,921

Personnel	1,169
Direct compensation	899
Benefits	208
FGTS (Government Severance Pay Fund)	62

Taxes, fees and contributions	7,400
Federal	5,540
Municipal	1,860

Remuneration on third parties' capital	1,252
Financial expenses (including exchange variation)	1,229
Rentals	23

Remuneration on own capital	10,100
Result from discontinued operations	10,100

Value added distributed	19,921

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

4.                       Cash and cash equivalents

	Consolidated
	Mar/2013	Dec/2012

Cash and banks	308,756	398,142
Cash equivalents:
Domestic market	1,682,133	1,293,164
Foreign market	1,011,312	1,596,316
Total	3,002,201	3,287,622

This table was presented in the 2012 annual financial statements of the Company, in Note 7.

5.                       Financial investments

	Consolidated
	Mar/2013	Dec/2012
Held-for-trading
Investments in FIM Sol	45,741	50,803
Investments in foreign currency	4,486	5,256
Shares	1,679	3,023
Loans and receivables
Investments in FIM Sol	97,809	77,469
Investments in local currency		513
Held-to-maturity
Quotas of investment funds in credit rights (i)	31,701	52,559
Restricted deposits	3,919	1,281
Time deposit investment	65,078	15,731
Investments in foreign currency	304,138	307,639
Compensation of investments in foreign currency (ii)	(304,138)	(307,639)
Total	250,413	206,635

In current assets	221,799	172,146
In non-current assets	28,614	34,489
Total	250,413	206,635

This table was presented in the 2012 annual financial statements of the Company, in Note 8.

(i)       On March 31, 2013, the Parent Company held junior subordinated shares issued by funds for the acquisition of receivables. These shares are measured by their redemption value and are held until the conclusion of operations of said funds. The funds issue two other types of shares that enjoy priority in compensation over the junior subordinated shares. The risk related to the operations of these funds is limited to the value of the shares held by the Parent Company.

(ii)     On March 31, 2013, Braskem Holanda had a financial investments held-to-maturity that was irrevocably offset by an export prepayment agreement of the Parent Company, in the amount of US$150 million, as provided for in the credit assignment agreement entered into between these two companies and Banco Bradesco (Note 16). This accounting offset was carried out in accordance with CPC 39 and IAS 32, which provides for the possibility of offsetting financial instruments when there is intent and rightfully executable right to realize an asset and settle a liability simultaneously.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

6.                       Trade accounts receivable

	Parent company		Consolidated
	Mar/2013	Dec/2012	Mar/2013	Dec/2012
Consumers
Domestic market	1,022,310	790,518	1,267,090	1,038,673
Foreign market	1,459,739	1,283,605	1,488,272	1,582,433
Allowance for doubtful accounts	(209,750)	(203,922)	(271,987)	(256,884)
Total	2,272,299	1,870,201	2,483,375	2,364,222

In current assets	2,241,059	1,834,491	2,449,316	2,326,480
In non-current assets	31,240	35,710	34,059	37,742
Total	2,272,299	1,870,201	2,483,375	2,364,222

This table was presented in the 2012 annual financial statements of the Company, in Note 9.

The Company realizes part of its trade accounts receivable through the sale of trade notes to funds for the acquisition of receivables. These operations are not entitled to recourse, for which reason the trade notes are written-off at the moment of the operation.

7.                       Inventories

	Parent company		Consolidated
	Mar/2013	Dec/2012	Mar/2013	Dec/2012

Finished goods	1,685,026	1,417,380	3,128,012	2,622,736
Raw materials, production inputs and packaging	904,616	908,298	1,159,321	1,175,451
Maintenance materials	115,278	113,118	216,269	211,517
Advances to suppliers	18,197	10,969	82,515	61,385
Imports in transit and other	40,533	28,785	46,573	30,966
Total	2,763,650	2,478,550	4,632,690	4,102,055

This table was presented in the 2012 annual financial statements of the Company, in Note 10.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

8.                       Related parties

The information concerning related parties was presented in the 2012 annual financial statements of the Company, in Note 11.

(a)                    Parent company

					Balances at March 31, 2013
					Assets
	Current						Non current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	10,627	4,340				14,967
Braskem Argentina	94,786					94,786
Braskem Chile	5,234					5,234
Braskem Holanda	4,663	168				4,831
Braskem Idesa	9,691	2,742				12,433
Braskem Inc	910,417					910,417		7,561		7,561
Braskem Participações		96				96	1,621			1,621
Braskem Petroquímica	56,133			34,000	(i)	90,133	21,087			21,087
Braskem Qpar	789					789	942,246			942,246
Lantana								56		56
Quantiq	1,260					1,260
Riopol	9,049			93,500	(i)	102,549
	1,102,649	7,346		127,500		1,237,495	964,954	7,617		972,571

Jointly-controlled subsidiaries
RPR	4,251			2,645	(i)	6,896
	4,251			2,645		6,896

Associated companies
Borealis Brasil S.A. ("Borealis")	1,838	187				2,025
Sansuy Administração, Participação, Representação e Serviços Ltda ("Sansuy")	15,228					15,228
	17,066	187				17,253

Related companies
Alclor Quimicas de Alagoas Ltda ("Alclor")	89					89
Odebrecht Ambiental				489,100	(ii)	489,100
Petrobras Brasileiro S.A. ("Petrobras")	14,762		10,254			25,016		63,910	13,014	76,924
	14,851		10,254	489,100		514,205		63,910	13,014	76,924

EPE
FIM Sol				1,493,694	(iii)	1,493,694
				1,493,694		1,493,694

Total	1,138,817	7,533	10,254	2,112,939		3,269,543	964,954	71,527	13,014	1,049,495

(i) Amounts under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

(iii) Amounts under “cash and cash equivalents”: R$1,350,144 and under “financial investments”: R$143,550

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

							Balances at March 31, 2013
											Liabilities
				Current							Non Current
	Trade payables	Advances from customers	Borrowings	Accounts payable to related parties		Total	Borrowings	Accounts payable to related parties			Total
				Advance to export	Payable notes			Advance to export	Current accounts	Payable notes

Subsidiaries
Braskem America	77			179,255	243	179,575		402,760			402,760
Braskem Austria				78,673		78,673		306,098			306,098
Braskem Holanda		111,411		55,935		167,346		2,484,678			2,484,678
Braskem Importação									111		111
Braskem Inc	3,342,735		471,545		789	3,815,069	3,198,392			84,929	3,283,321
Braskem Petroquímica	203					203
IQAG									2,002		2,002
Politeno Empreendimentos									15		15
Quantiq					1,955	1,955			67,121		67,121
Riopol	183					183			889,982		889,982
	3,343,198	111,411	471,545	313,863	2,987	4,243,004	3,198,392	3,193,536	959,231	84,929	7,436,088

Jointly-controlled subsidiaries
RPR	135					135
	135					135

Related companies
Construtora Norberto Odebrecht ("CNO")	4,081					4,081
Petrobras	1,365,527					1,365,527
	1,369,608					1,369,608

Total	4,712,941	111,411	471,545	313,863	2,987	5,612,747	3,198,392	3,193,536	959,231	84,929	7,436,088

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to March 31, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	3,079		(2,150)
Braskem Argentina	53,230		(1,425)
Braskem Austria			(7,304)
Braskem Chile	5,461		57
Braskem Finance			1
Braskem Holanda	73,566		(396)
Braskem Idesa	4,959		(296)
Braskem Importação			(1)
Braskem Inc	448,745	67,133	(14,601)
Braskem Petroquímica	130,967	59,358
Braskem Qpar	2,956	23,240
Lantana			(1)
Quantiq	28,165	1,035
Riopol	40,861	28,004
	791,989	178,770	(26,116)

Jointly-controlled subsidiaries
RPR	6,771	135
	6,771	135

Associated companies
Borealis	46,431
Sansuy	7,874	2,018
	54,305	2,018

Related companies
CNO		58,671
OCS Corretora de Seguros ("OCS")		1,602
Odebrecht Serviços e Participações S.A. ("OSP")		64,994
Petrobras	174,573	3,058,402	1,088
	174,573	3,183,669	1,088

Post-employment benefit plan
Odebrecht Previdência Privada ("Odeprev")				3,444
				3,444

Total	1,027,638	3,364,592	(25,028)	3,444

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2012
	Assets
	Current						Non-current
	Trade accounts receivable	Related Parties		Other		Total	Related Parties			Total
		Receivable notes	Other receivable				Current accounts	Loan agreements	Other receivable

Subsidiaries
Braskem America	20,295	4,011				24,306
Braskem Argentina	95,273		20			95,293
Braskem Chile	429					429
Braskem Holanda	7,588	168	39			7,795
Braskem Idesa		3,026				3,026
Braskem Inc	478,182					478,182		7,584		7,584
Braskem Participações		96				96	1,611			1,611
Braskem Petroquímica	5,939			34,000	(i)	39,939	54,085			54,085
Braskem Qpar	1,138		196			1,334	849,437			849,437
Cetrel				48		48
Lantana								57		57
Quantiq				610		610
Riopol	5,066		50	93,500	(i)	98,616
	613,910	7,301	305	128,158		749,674	905,133	7,641		912,774

Jointly-controlled subsidiaries
Propilsur
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis	252	187				439
Sansuy	15,609					15,609
	15,861	187				16,048

Related companies
Odebrecht Ambiental				652,100	(ii)	652,100
Petrobras	85,566		6,113			91,679		62,822	12,993	75,815
	85,566		6,113	652,100		743,779		62,822	12,993	75,815

EPE
FIM Sol				1,083,190	(iii)	1,083,190
				1,083,190		1,083,190

Total	715,337	7,488	6,418	1,866,093		2,595,336	905,133	70,463	12,993	988,589

(i) Amounts under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

(iii) Amounts under “cash and cash equivalents”: R$954,919 and under “financial investments”: R$128,271

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2012
	Liabilities
	Current							Non-Current
	Trade payables	Advances from customers	Borrowings	Accounts payable to related parties		Other	Total	Borrowings	Accounts payable to related parties			Other	Total
				Advance to export	Payable notes				Advance to export	Payable notes

Subsidiaries
Braskem America				181,639	170		181,809		408,700				408,700
Braskem Holanda		80		24,382			24,462		2,521,323				2,521,323
Braskem Importação										113			113
Braskem Inc	2,677,575		53,406		800		2,731,781	3,245,562		86,181	(i)		3,331,743
Braskem Petroquímica	863						863
Braskem Qpar	40						40
IQAG										0		1,235	1,235
Politeno Empreendimentos										15			15
Quantiq						1,954	1,954			0		81,418	81,418
Riopol	954						954			651,422	(ii)		651,422
	2,679,432	80	53,406	206,021	970	1,954	2,941,863	3,245,562	2,930,023	737,731		82,653	6,995,969

Related companies
CNO	1,388						1,388
Petrobras	1,193,461						1,193,461
	1,194,849						1,194,849

Total	3,874,281	80	53,406	206,021	970	1,954	4,136,712	3,245,562	2,930,023	737,731		82,653	6,995,969

(i) Amounts under “current accounts”

(ii) Amounts under “trade notes”

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

	Income statement transactions from January to March 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Subsidiaries
Braskem America	3,774		(142)
Braskem Argentina	29,989		(2,419)
Braskem Chile	18,672		(56)
Braskem Holanda	101,425		(39,733)
Braskem Inc	10,929	471,473	183,929
Braskem Petroquimica	73,488	38,387
Braskem Qpar	1,545	21,601
Ideom	2	5,500
Lantana			(2)
Quantiq	32,585	3,277
Riopol	29,411	18,355
	301,820	558,593	141,577
Jointly-controlled subsidiaries
RPR	1,940
	1,940
Associated companies
Borealis	35,694
Sansuy	6,489	220
	42,183	220
Related companies
CNO		105,359
OSP		87,538
Petrobras	213,555	2,531,291	1,158
Refinaria Alberto Pasqualini ("Refap")		82,459
	213,555	2,806,647	1,158
Post-employament benefit plan
Odeprev				3,247
				3,247

Total	559,498	3,365,460	142,735	3,247

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Consolidated

	Balances at March 31, 2013
	Assets									Liabilities
	Current						Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled subsidiary
Polimerica	4,251					4,251
RPR				2,645	(i)	2,645				191
	4,251			2,645		6,896				191

Associated companies
Borealis	1,838	187				2,025
Sansuy	15,228					15,228
	17,066	187				17,253

Related companies
Alclor	89					89
CNO										4,081
Odebrecht Ambiental				489,100	(ii)	489,100
Petrobras	14,762		23,023			37,785	63,910	64,826	128,736	1,710,809
	14,851		23,023	489,100		526,974	63,910	64,826	128,736	1,714,890

Total	36,168	187	23,023	491,745		551,123	63,910	64,826	128,736	1,715,081

(i) Amounts under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

	Income statement transactions from January to March 31, 2013
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses

Jointly-controlled subsidiary
RPR	7,428	11,702
	7,428	11,702

Associated companies
Borealis	50,445
Sansuy	7,874	2,018
	58,319	2,018

Related parties
CNO		58,671
OCS		1,602
OSP		64,994
Petrobras	299,884	4,794,408	329
	299,884	4,919,675	329

Post-employment benefit plan
Odeprev				4,410
				4,410

Total	365,631	4,933,395	329	4,410

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

	Balances at December 31, 2012
	Assets									Liabilities
	Current						Non-current			Current
	Trade accounts receivable	Related parties		Other		Total	Related parties		Total	Trade payables
		Receivable notes	Other receivable				Loan agreements	Other receivable

Jointly-controlled subsidiary
RPR				2,645	(i)	2,645
				2,645		2,645

Associated companies
Borealis	1,017	187				1,204
Sansuy	15,640					15,640
	16,657	187				16,844

Related companies
CNO										1,388
Odebrecht Ambiental				652,100	(ii)	652,100
Petrobras	95,462		13,725			109,187	62,822	64,805	127,627	1,505,754
	95,462		13,725	652,100		761,287	62,822	64,805	127,627	1,507,142

Total	112,119	187	13,725	654,745		780,776	62,822	64,805	127,627	1,507,142

(i) Amounts under “dividends and interest on capital receivable”

(ii) Amounts under “other accounts receivable”

	Income statement transactions from January to March 31, 2012
		Purchases of		Cost of
		raw materials,	Financial	production/general
	Sales	services and	income	and administrative
	of products	utilities	(expenses)	expenses
Jointly-controlled subsidiary
RPR	2,247	5,013
	2,247	5,013
Associated companies
Borealis	41,539
Sansuy	6,489	220
	48,028	220
Related parties
CNO		105,359
OSP		87,538
Petrobras	365,896	4,022,266	1,158
Refap		83,084
	365,896	4,298,247	1,158
Post-employment benefit plan
Odeprev				4,128
				4,128

Total	416,171	4,303,480	1,158	4,128

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Key management personnel

Non-current liabilities	Mar/2013	Dec/2012

Long-term incentives	2,940	2,897
Total	2,940	2,897

Income statement transactions	Parent company		Consolidated
	Mar/2013	Mar/2012	Mar/2013	Mar/2012
Remuneration
Short-term benefits to employees and managers	4,728	3,753	4,728	3,753
Post-employment benefit	68	58	68	58
Long-term incentives	42		42
Total	4,838	3,811	4,838	3,811

9.                       Taxes recoverable

		Parent company		Consolidated
	Note	Mar/2013	Dec/2012	Mar/2013	Dec/2012
Parent Company and subsidiaries in Brazil
Excise tax (IPI)		31,937	31,647	32,760	32,734
Value-added tax on sales and services (ICMS) - normal operations		471,719	447,086	925,656	845,045
ICMS - credits from PP&E		88,278	108,910	132,074	178,920
Social integration program (PIS) and social contribution on
revenue (COFINS) - normal operations		430,126	419,170	502,805	484,692
PIS and COFINS - credits from PP&E		143,828	147,764	272,339	273,693
PIS and COFINS - Law 9,718/98		120,196	158,570	133,532	171,140
PIS - Decree-Law 2,445 and 2,449/88		71,033	70,856	103,711	104,256
Income tax and social contribution (IR and CSL)		336,025	323,924	465,926	452,867
REINTEGRA program	(a)	237,162	194,694	253,706	217,775
Other		134,204	129,612	159,213	150,980

Foreign subsidiaries
Value-added tax	(b)			177,060	90,301
Income tax				906	177
Other				1,183	765

Total		2,064,508	2,032,233	3,160,871	3,003,345

In current assets		1,085,840	1,005,842	1,661,217	1,476,211
In non-current assets		978,668	1,026,391	1,499,654	1,527,134
Total		2,064,508	2,032,233	3,160,871	3,003,345

The information related to taxes recoverable was presented in the 2012 annual financial statements of the Company, in Note 12.

(a)                    REINTEGRA Program

In the period ended March 31, 2013, the Company recognized credits in the amount of R$52,448 (Note 28) and offset the amount of R$16,262.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Value added tax (“VAT”)

On March 31, 2013, this line included:

(i)     R$34,122 from sales by Braskem Alemanha to other countries. These credits are refunded in cash by the local government; and

(ii)   R$142,938 from purchases of machinery and equipment for the Ethylene XXI Project. These credits may be refunded, in cash, by the local government or offset with VAT due from the start of operations of the project.

10.                   Insurance claims

The information related to insurance claims was presented in the 2012 annual financial statements, in Note 14.

The main change in non-current assets is due to the expenses in the amount of R$42,033 to repair the damages caused by the power blackout in the Northeast region of Brazil in October 2012.

11.                   Other accounts receivable - consolidated

The information related to other accounts receivable was presented in the 2012 annual financial statements, in Note 15.

(a)                    Current assets

The main change in current assets is due to the receipt of R$163,000 from the divestment, in December 2012, of the interest previously held by the Parent Company at Braskem Distribuidora.

12.                   Judicial deposits

	Consolidated
	Mar/2013	Dec/2012

Judicial deposits
Tax contingencies	98,754	101,499
Labor and social security contingencies	73,802	73,177
Other	4,919	4,942
Total	177,475	179,618

The information related to judicial deposits was presented in the 2012 annual financial statements of the Company, in Note 13.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

13.                   Investments

The information related to investments was presented in the Company’s 2012 annual financial statements, in Note 16.

(a)                    Information on investments

(a.1)       Investments of the Parent Company

		Interest in	Adjusted net profit (loss)		Adjusted
		total capital (%)	for the period		equity
		Mar/2013	Mar/2013	Mar/2012	Mar/2013	Dec/2012

Subsidiaries
Braskem Alemanha		5.66	(113)	(11,236)	931,444	961,450
Braskem America	(i)			162,902
Braskem Argentina		96.77	2,948	788	10,798	7,850
Braskem Austria		100.00	(105)		(29)	81
Braskem Chile		99.02	(2)	37	1,780	1,782
Braskem Distribuidora	(ii)			(2,469)
Braskem Holanda		100.00	11,060	53,741	1,170,480	1,188,368
Braskem Finance		100.00	3,374	2,507	(114,055)	(117,429)
Braskem Idesa		75.00	67,563	(12,754)	433,386	351,249
Braskem Importação		0.04	1	1	204	203
Braskem Inc.		100.00	(16,438)	(3,664)	285,391	301,829
Braskem Participações		100.00	457	567	(1,478)	(1,945)
Braskem Petroquímica		100.00	24,123	3,019	1,618,096	1,593,973
Braskem Qpar		96.96	(33,983)	(42,206)	2,502,106	2,536,089
Cetrel	(iii)			6,469
IQAG	(iv)	0.12		260		3,942
Petroquímica Chile		97.96	(45)	(13)	6,490	6,535
Politeno Empreendimentos		99.98	(1)	(1)	606	607
Quantiq	(iv)	99.90		3,328		249,383
Riopol		100.00	136,799	(19,827)	2,769,136	2,632,337

Jointly-controlled subsidiary
RPR		33.20	2,455	4,099	112,770	128,591

(i)         Investment transferred to the subsidiary Braskem Alemanha in December 2012.

(ii)       Company divested in December 2012.

(iii)      Investment divested in December 2012.

(iv)      Companies in the process of divestment.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(a.2)       Investments of subsidiaries

		Interest in	Adjusted net profit (loss)		Adjusted
		total capital (%)	for the period		equity
		Mar/2013	Mar/2013	Mar/2012	Mar/2013	Dec/2012

Braskem Alemanha
Braskem America	(i)	100.00	8,425		800,732	810,315
Braskem America
Braskem America Finance		100.00	2	(328)	938	(4,206)
Braskem Austria
Braskem Austria Finance	(v)	100.00			47	47
Braskem Espanha	(vi)	100.00			8	8
Braskem Chile
Braskem Argentina		3.17	2,948	788	10,798	7,850
Petroquímica Chile		2.03	(45)	(13)	6,490	6,535
Braskem Distribuidora
Braskem Importação	(vii)			1
Lantana	(viii)			(2,527)
Braskem Holanda
Braskem Alemanha		94.34	(113)	(11,236)	961,450	961,450
Propilsur		49.00	(556)	(168)	109,695	109,695
Polimerica	(ix)			1
Braskem Idesa
Braskem Idesa Serviços		100.00	213	81	3,045	2,726
Braskem Importação
Braskem México		0.03	463	587	474
Braskem Inc.
Braskem Chile		0.98	(2)	37	1,780	1,782
Lantana		3.66	10	(2,527)	(534)	(544)
Petroquímica Chile		0.01	(45)	(13)	6,490	6,535
Braskem Participações
Braskem Argentina		0.06	2,948	788	7,850	7,850
Braskem Importação	(vii)	99.96	1		204	203
Braskem México		99.97	463	587	474
Politeno Empreendimentos		0.02	(1)	(1)	606	607
Quantiq	(iv)	0.10		3,328		249,383
Lantana	(viii)	96.34	10		(534)	(544)
Braskem Petroquímica
Braskem Qpar		3.04	(33,983)	(42,206)	2,502,106	2,536,089
Cetrel	(iii)			6,469
Braskem Qpar
Common		100.00	(90)	(1,201)	7,459	7,550
Common
Norfolk		100.00	(401)	(171)	69,668	70,069
Quantiq
IQAG	(iv)	99.88		260		3,942

(v)       Company incorporated in August 2012.

(vi)      Company incorporated in June 2012.

(vii)    Company acquired by Braskem Participações in August 2012.

(viii)   Company acquired by Braskem Participações in October 2012.

(ix)      Withdrawal of the interest in this investment in November 2012

	Interest in	Adjusted net profit (loss)		Adjusted
	total capital (%)	for the period		equity
	Mar/2013	Mar/2013	Mar/2012	Mar/2013	Dec/2012

Associates
Borealis	20.00	16,102	5,703	165,459	165,459
Companhia de Desenvolvimento
Rio Verde ("Codeverde")	35.97	(596)	(199)	46,342	46,342
Sansuy	20.00	(232)	(16)	1,722	1,722

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Changes in investments – parent company

			Equity in results of investees
				Adjustment				Currency
	Balance at	Capital	Effect	of profit	Goodwill		Interest	translation	Balance at
	Dec/2012	increase	of results	in inventories	amortization	Other	loss	adjustments	Mar/2013
Subsidiaries and jointly-controlled subsidiaries

Domestic subsidiaries
Braskem Petroquímica	1,452,589		24,123	(129)	(859)				1,475,724
Braskem Qpar	3,367,628		(32,949)	2,107	(20,222)				3,316,564
Politeno Empreendimentos	607		(1)						606
Quantiq	253,272								253,272
Riopol	2,630,417		136,799	(19)					2,767,197
RPR	42,698		(5,253)						37,445
	7,747,211		122,719	1,959	(21,081)				7,850,808

Foreign subsidiaries
Braskem Alemanha	53,753		(6)					(1,023)	52,724
Braskem Argentina	7,850		2,948						10,798
Braskem Austria	81					(81)
Braskem Chile	1,782		(2)						1,780
Braskem Holanda	1,177,221		11,060					(17,801)	1,170,480
Braskem Idesa	263,437		50,672				(1,980)	12,911	325,040
Braskem Inc.	301,829		(16,438)						285,391
Petroquímica Chile	6,535		(46)						6,489
	1,812,488		48,188			(81)	(1,980)	(5,913)	1,852,702

Total subsidiaries and jointly-controled subsidiaries	9,559,699		170,907	1,959	(21,081)	(81)	(1,980)	(5,913)	9,703,510

Associates

Domestic subsidiaries
Borealis	31,945		630						32,575
Nitrocolor		38				(38)
Total associates	31,945	38	630			(38)			32,575

Total subsidiaries, jointly-controled subsidiaries and associates	9,591,644	38	171,537	1,959	(21,081)	(119)	(1,980)	(5,913)	9,736,085

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Breakdown of equity accounting results

	Parent company				Consolidated
	Mar/2013		Mar/2012	Mar/2013	Mar/2012

Equity in results of subsidiaries, associate and jointly-controlled	173,496		156,971	(4,722)	(762)
Amortization of fair value adjustment	(21,081)	(i)	(22,257)		(1,337)
Provision for losses on investments	3,673		2,507
Other			9
	156,088		137,230	(4,722)	(2,099)

(i)       Amortization of fair value adjustments comprises the following:

•      R$20,222 related to the amortization of fair value adjustments on the assets and liabilities from the acquisition of Quattor. This amount is distributed in the following items of the consolidated statement of operations: “net sales revenue” of R$4,430; “cost of sales” of R$22,921; “general and administrative expenses” of R$23, and “financial results” of R$3,266. The effect of deferred income tax and social contribution was R$10,418.

•      R$859 related to the amortization of fair value adjustments on property, plant and equipment of the subsidiary Braskem Petroquímica.

14.                   Property, plant and equipment

	Consolidated
			Mar/2013			Dec/2012
		Accumulated			Accumulated
		depreciation/			depreciation/
	Cost	depletion	Net	Cost	depletion	Net

Land	83,776		83,776	83,776		83,776
Buildings and improvements	1,424,605	(688,082)	736,523	1,423,806	(675,177)	748,629
Machinery, equipment and installations	16,812,607	(7,891,102)	8,921,505	16,766,124	(7,657,862)	9,108,262
Projects in progress	1,973,075		1,973,075	1,839,278		1,839,278
Other	518,786	(353,577)	165,209	517,951	(345,039)	172,912
Impairment	(156,897)		(156,897)	(158,472)		(158,472)
Total	20,655,952	(8,932,761)	11,723,191	20,472,463	(8,678,078)	11,794,385

This table was presented in the Company’s 2012 annual financial statements, in Note 17.

Impairment test for property, plant and equipment

There were no significant events or circumstances in the quarter ended March 31, 2013 that indicate the need for impairment testing on the property, plant and equipment.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

15.                   Intangible Assets

	Consolidated
			Mar/2013	Dec/2012
		Accumulated			Accumulated
	Cost	amortization	Net	Cost	amortization	Net

Goodwill based on future profitability	3,187,722	(1,128,804)	2,058,918	3,187,722	(1,128,804)	2,058,918
Trademarks and patents	199,130	(73,360)	125,770	199,367	(71,141)	128,226
Software and use rights	420,454	(197,160)	223,294	402,396	(183,908)	218,488
Contracts with customers and suppliers	682,794	(164,566)	518,228	685,890	(150,556)	535,334
Total	4,490,100	(1,563,890)	2,926,210	4,475,375	(1,534,409)	2,940,966

This table was presented in the 2012 annual financial statements of the Company, in Note 18.

Impairment testing of intangible assets with indefinite useful life

There were no significant events or circumstances in the period ended March 31, 2013 that indicated the need for impairment testing of the intangible assets with indefinite useful life.

16.                   Borrowings

		Annual financial charges			Consolidated
			Average interest (unless otherwise stated)
		Monetary restatement		Mar/2013	Dec/2012
Foreign currency
Bonds and Medium term notes (MTN)		Note 16 (a)	Note 16 (a)	9,191,947	9,278,759
Advances on exchange contracts	(i)	US dollar exchange variation	1.54%		173,939
Export prepayments		Note 16 (b)	Note 16 (b)	912,655	513,610
BNDES		Note 16 (c)	Note 16 (c)	469,951	495,260
Export credit notes		Note 16 (d)	Note 16 (d)	777,653	787,687
Other		US dollar exchange variation	1.40% above Libor	1,392,929	917,283
Other		Exchange variation (UMBNDES)	6.06%	302	768
Transactions costs, net				(82,694)	(60,285)

Local currency
Export credit notes		Note 16 (d)	Note 16 (d)	2,496,756	2,384,414
BNDES		Note 16 (c)	Note 16 (c)	2,323,394	2,381,892
BNB/ FINAME/ FINEP/ FUNDES			7.06%	598,137	605,273
BNB/ FINAME/ FINEP/ FUNDES		TJLP	0.39%	22,773	25,746
Other		TJLP	2.87%	2,918	7,292
Total				18,106,721	17,511,638

Current liabilities				2,383,219	1,836,028
Non-current liabilities				15,723,502	15,675,610
Total				18,106,721	17,511,638

(i)         The Company has derivative operations contracted for a portion of advances on foreign exchange contracts in order to offset fluctuations in the U.S. dollar (Note 17.2.1(a.ii)).

The information related to borrowings was presented in the 2012 annual financial statements of the Company, in Note 19.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(a)                    Bonds and MTN

	Issue amount		Interest	Consolidated
Issue date	(US$ in thousands)	Maturity	(% per year)	Mar/2013	Dec/2012
July 1997	250,000	June 2015	9.38	135,300	134,175
January 2004	250,000	January 2014	11.75	159,506	169,609
September 2006	275,000	January 2017	8.00	263,780	275,270
June 2008	500,000	June 2018	7.25	1,030,219	1,026,894
May 2010	400,000	May 2020	7.00	822,702	820,621
May 2010	350,000	May 2020	7.00	724,428	722,596
October 2010	450,000	no maturity date	7.38	922,176	935,776
April 2011	750,000	April 2021	5.75	1,544,971	1,545,798
July 2011	500,000	July 2041	7.13	1,020,451	1,053,701
February 2012	250,000	April 2021	5.75	516,718	516,995
February 2012	250,000	no maturity date	7.38	512,320	519,876
May 2012	500,000	May 2022	5.38	1,029,150	1,030,598
July 2012	250,000	July 2041	7.13	510,226	526,850
Total	4,975,000			9,191,947	9,278,759

(b)                    Export prepayments (“EPP”)

	Initial amount
	of the transaction			Consolidated
Issue date	(US$ thousand)	Maturity	Charges (% per year)	Mar/2013	Dec/2012
May 2010	150,000	May 2015	US dollar exchange variation + semiannual Libor + 2.40	305,091	307,406
December 2010	100,000	December 2017	US dollar exchange variation + semiannual Libor + 2.47	203,814	206,204
January 2013	200,000	November 2022	US dollar exchange variation + semiannual Libor + 1.10	403,750
Total	450,000			912,655	513,610

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    BNDES borrowings

					Consolidated
Projects	Issue date	Maturity	Charges (% per year)	Mar/2013	Dec/2012

Foreign currency
Other	2005/2006	October 2016	US dollar exchange variation + 6.36	7,104	7,708
Other	2005/2006	May 2013	Monetary variation (UMBNDES) + 5.46		100
Limit of credit UNIB-South	2006	July 2014	US dollar exchange variation + 5.38 to 6.06	8,676	10,747
Braskem Qpar expansion	2006/2007/2008	April 2016	US dollar exchange variation + 6.06 to 6.36	18,549	21,072
Braskem Qpar expansion	2006/2007/2008	January 2015	Monetary variation (UMBNDES) + 6.21	1,817	2,099
Limit of credit I	2007	April 2015	US dollar exchange variation + 4.88 to 5.77	36,875	42,519
Green PE	2009	July 2017	US dollar exchange variation + 6.14	41,419	44,440
Limit of credit II	2009	January 2017	US dollar exchange variation + 6.14	86,393	93,354
New plant PVC Alagoas	2010	January 2020	US dollar exchange variation + 6.14	102,557	101,647
Limit of credit III	2011	January 2018	US dollar exchange variation + 5.98 to 6.01	138,596	143,186
Butadiene	2011	January 2021	US dollar exchange variation + 6.01	27,965	28,388
				469,951	495,260

Local currency
Other	2005/2006	September 2016	TJLP + 2.40 to 2.80	62,751	67,218
Limit of credit UNIB-South	2006	May 2014	TJLP + 2.02 to 3.00	35,325	44,432
Braskem Qpar expansion	2006/2007/2008	February 2016	TJLP + 1.00 to 3.50	175,073	197,546
Limit of credit I	2007	April 2015	TJLP + 1.81 to 2.32	151,703	173,477
Green PE	2008/2009	June 2017	TJLP + 0.00 to 4.78	391,006	414,278
Limit of credit II	2009	January 2017	TJLP + 2.58 to 3.58	299,579	319,039
Limit of credit II	2009	January 2017	4.50	13,383	14,252
New plant PVC Alagoas	2010	December 2019	TJLP + 0.00 to 3.58	360,863	351,406
New plant PVC Alagoas	2010	December 2019	5.50	43,079	43,066
Limit of credit III	2011	January 2018	TJLP + 2.05 to 3.45	596,998	582,981
Limit of credit III	2011	July 2018	4.00	81,514	64,095
Butadiene	2011	December 2020	TJLP + 2.15 to 3.45	112,120	110,102
				2,323,394	2,381,892

Total				2,793,345	2,877,152

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(d)                    Export credit notes (“NCE”)

		Initial amount				Consolidated
Issue date		of the transaction	Maturity	Charges (% per year)	Mar/2013	Dec/2012

Foreign currency
November 2006		167,014	May 2018	Us dollar exchange variation + 8.10	161,989	161,150
April 2007		101,605	March 2018	Us dollar exchange variation + 7.87	104,498	104,029
May 2007		146,010	May 2019	Us dollar exchange variation + 7.85	155,020	154,298
January 2008		266,430	February 2020	Us dollar exchange variation + 7.30	305,623	315,973
March 2008		41,750	March 2016	Us dollar exchange variation + 7.50	50,523	52,237
		722,809			777,653	787,687

Local currency
April 2010		50,000	March 2014	12.16	66,738	65,678
June 2010		200,000	June 2014	12.13	260,611	256,471
February 2011		250,000	February 2014	99% of CDI	241,750	297,434
April 2011	(i)	450,000	April 2019	112.5% of CDI	456,541	456,876
June 2011		80,000	June 2014	98.5% of CDI	93,019	91,563
August 2011	(i)	400,000	August 2019	112.5% of CDI	402,420	402,527
January 2012	(ii)	200,000	December 2013	103% of CDI		217,320
June 2012		100,000	June 2014	103% of CDI	105,545	103,818
September 2012		300,000	September 2015	103% of CDI	310,768	305,684
October 2012		85,000	September 2014	98.5% of CDI	87,794	86,419
November 2012	(iii)	100,000	November 2013	106% of CDI		100,624
February 2013	(iv)	100,000	February 2016	8.00	101,140
February 2013	(iv)	50,000	February 2016	7.50	50,515
February 2013	(iv)	100,000	February 2016	8.00	100,859
February 2013	(iv)	50,000	February 2016	8.00	50,419
February 2013	(iv)	100,000	February 2016	8.00	100,794
March 2013	(iv)	50,000	March 2016	8.00	50,257
March 2013	(iv)	17,500	March 2016	8.00	17,586
Total		2,682,500			2,496,756	2,384,414

(i)       The Company enters into swap transactions for these NCE contracts in order to offset the variation in the Interbank Certificate of Deposit (CDI) rate.

(ii)     Financing paid in advance in March 2013.

(iii)   Financing paid in advance in January 2013.

(iv)   The Company enters into swap transactions for these NCE contracts (from 88.20% to 92.70% of CDI).

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(e)                    Payment schedule

The maturity profile of the long-term amounts is as follows:

	Consolidated
	Mar/2013	Dec/2012

2014	1,146,390	1,759,551
2015	1,559,380	1,515,498
2016	1,600,140	1,092,519
2017	756,686	715,362
2018	1,540,208	1,512,383
2019	1,185,052	1,146,166
2020	1,897,655	1,884,761
2021	2,069,348	2,059,513
2022 em diante	3,968,643	3,989,857
Total	15,723,502	15,675,610

(f)                     Capitalized financial charges - consolidated

The Company capitalized financial charges in the period ended March 31, 2013 in the amount of R$122,267 (R$32,953 on March 31, 2012), including monetary variation and part of the exchange variation. The average rate of these charges in the period was 6.98% p.a. (7.46% p.a. in the first quarter of 2012).

(g)                    Guarantees

Braskem gave collateral for part of its borrowings as follows:

		Total	Total
Loans	Maturity	debt Mar/2013	guaranteed	Guarantees

BNB	December 2022	301,714	301,714	Mortgage of plants, pledge of machinery and equipment
BNDES	January 2021	2,793,345	2,793,345	Mortgage of plants, land and property, pledge of machinery and equipment
FUNDES	May 2020	219,236	219,236	Mortgage of plants, land and property, pledge of machinery and equipment
FINEP	January 2019	95,766	95,766	Bank surety
FINAME	February 2022	4,194	4,194	Pledge of equipment
Other	May 2013	3,220	3,220	Mortgage of plants and promissory note
Total		3,417,475	3,417,475

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

17.                   Taxes payable

	Parent company		Consolidated
	Mar/2013	Dec/2012	Mar/2013	Dec/2012

Parent Company and subsidiaries in Brazil
IPI	63,189	55,609	84,431	71,440
PIS and COFINS			8,855	5,764
Income tax and social contribution	14,693	16,983	74,985	54,987
ICMS	6,094	16,274	64,134	72,435
Federal tax payment program - Law 11,941/09	1,151,043	1,168,413	1,219,271	1,237,156
Other	44,363	47,119	42,578	59,630

Foreign subsidiaries
Value-added tax			3,157	2,538
Income tax			2,097	2,132
Other				1,460
Total	1,279,382	1,304,398	1,499,508	1,507,542

Current liabilities	239,270	245,173	352,837	342,789
Non-current liabilities	1,040,112	1,059,225	1,146,671	1,164,753
Total	1,279,382	1,304,398	1,499,508	1,507,542

The information related to taxes payable was presented in the Company’s 2012 annual financial statements, in Note 21.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

18.                   Income tax (“IR”) and social contribution (“CSL”)

(a)                    Reconciliation of the effects of income tax and social contribution on profit

	Parent company		Consolidated
	Mar/2013	Mar/2012	Mar/2013	Mar/2012

Income before IR and CSL and after discontinued operations	247,517	164,846	331,171	210,668

IR and CSL at the rate of 34%	(84,156)	(56,048)	(112,598)	(71,627)

Permanent adjustments to the IR and CSL calculation basis
IR and CSL on equity in results of investees	51,821	45,805	(1,605)	(714)
Tax incentives (Sudene and PAT)			495
Other permanent adjustments	(5,270)	(1,045)	9,340	13,870

Effect of IR and CSL on results of operations	(37,605)	(11,288)	(104,368)	(58,471)

Breakdown of IR and CSL:

Current IR and CSL / continued operations			(40,587)	(97,724)
Current IR and CSL / discontinued operations				(4,320)
Current IR and CSL			(40,587)	(102,044)

Deferred IR and CSL / continued operations	(37,605)	(11,288)	(63,781)	44,586
Deferred IR and CSL / discontinued operations				(1,013)
Deferred IR and CSL	(37,605)	(11,288)	(63,781)	43,573

Total IR and CSL on income statement	(37,605)	(11,288)	(104,368)	(58,471)

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(b)               Breakdown of deferred income tax and social contribution

	Parent company		Consolidated
Deferred tax - assets	Mar/2013	Dec/2012	Mar/2013	Dec/2012

Tax losses (IR) and negative base (CSL)	536,418	444,332	1,203,023	1,099,345
Goodwill amortized	22,027	28,126	25,225	31,432
Exchange variations	103,902	205,725	110,943	215,545
Temporary adjustments	277,812	277,549	360,786	355,810
Business combination	89,769	89,770	244,627	243,517
Pension plan	54,619	49,912	61,007	56,300
Deferred charges - write-off	3,898	5,197	54,538	60,060
Total assets	1,088,445	1,100,611	2,060,149	2,062,009

	Parent company		Consolidated
Deferred tax - liabilities	Mar/2013	Dec/2012	Mar/2013	Dec/2012

Amortization of goodwill based on future profitability	518,964	510,308	601,038	586,857
Tax depreciation	226,893	208,849	434,267	391,224
Temporary differences	7,862	8,014	337,263	327,500
Business combination	85,201	85,746	614,965	624,817
Write-off negative goodwill of incorporated subsidiaries	1,633	1,781	1,633	1,781
Additional indexation PP&E	150,681	154,188	150,681	154,189
Other	49,947	46,857	56,620	52,254
Total liabilities	1,041,181	1,015,743	2,196,467	2,138,622

(c)               Realization of deferred income tax and social contribution

In the period ended March 31, 2013, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

The information related to income tax and social contribution was presented in the 2012 annual financial statements of the Company, in Note 22.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

19.                   Sundry provisions

	Consolidated
	Mar/2013	Dec/2012

Provision for customers bonus	23,261	40,666
Provision for recovery of environmental damages	33,257	32,944
Judicial and administrative provisions	335,256	333,218
Other	8,733	8,847
Total	400,507	415,675

In current liabilities	35,185	52,264
In non-current liabilities	365,322	363,411
Total	400,507	415,675

The composition of provisions for judicial and administrative suits is as follows:

	Consolidated
	Mar/2013	Dec/2012

Labor claims	80,268	75,697

Tax claims
Income tax and social contribution	30,449	29,980
PIS and COFINS	33,472	32,929
ICMS - interstate purchases	81,002	79,688
ICMS - other	57,912	56,974
Other	44,143	50,744

Societary claims and other	8,010	7,206
	335,256	333,218

This table and the information on provisions were presented in the 2012 annual financial statements of the Company, in Note 23.

20.                   Advances from customers – consolidated current liabilities

The main change in this item is related to advances made by clients abroad for the purchase of products in 2013.

The information related to advances from customers was presented in the 2012 annual financial statements of the Company, in Note 26.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

21.                   Defined-benefit plans

The amounts recognized for defined benefit pension plans are as follows:

		Consolidated
		Mar/2013	Dec/2012
Petros Copesul		160,645	147,175
Novamont Braskem America	(i)	9,732	10,381
Braskem Alemanha	(i)	25,510	26,221
		195,887	183,777

(i)              With the adoption of CPC 33 (R1) and IAS 19, the actuarial losses previously unrecognized in these two plans, in the amount of R$18,204 (R$11,816 net of income tax) were recognized under "other comprehensive income (loss)" on December 31, 2012. For comparison purposes, the information for December 31, 2011 has not been revised, since the amounts are immaterial.

22.                   Other accounts payable – consolidated

The main variation was the addition to amounts payable to the non-controlling shareholder of Braskem Idesa of R$163,760, due in 2013, arising from loans for the Ethylene XXI Project, which will be reimbursed upon disbursement of funds from the associated Project Finance structure.

The information related to other accounts payable was presented in the 2012 annual financial statements of the Company, in Note 27.

23.                   Contingencies

The Company has contingent liabilities related to lawsuits and administrative proceedings arising from the normal course of its business. These contingencies are of a labor and social security, tax, civil and corporate nature and involve risks of losses that are classified by the Company’s management as possible. A provision for the lawsuits for which the risk of loss is classified as probable is recognized and is presented in Note 19 of this Quarterly Information.

During the quarter, various lawsuits and proceedings whose chance of loss was deemed as possible were concluded with no impact on the profit or loss for the period, including those whose final ruling was against the Company. In these cases, the lawsuits and proceedings had judicial deposits. The balance of contingencies at March 31, 2013 is as follows:

	Consolidated
	Mar/2013	Dec/2012

Tax claims	2,875,017	2,967,799
Other lawsuits	336,292	411,324
Total	3,211,309	3,379,123

The description of the main contingent liabilities of the Company was presented in the 2012 annual financial statements, in Note 28.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

24.                   Financial instruments

The information related to financial instruments was presented in the 2012 financial statements of the Company, in Note 20.

24.1.             Non-derivative financial instruments - consolidated

			Fair value	Book value		Fair value
	Note	Classification by category	hierarchy	Mar/2013	Dec/2012	Mar/2013	Dec/2012

Cash and cash equivalents	4
Cash and banks		Loans and receivables		308,756	398,142	308,756	398,142
Financial investments in Brazil		Held-for-trading	Level 2	394,733	393,348	394,733	393,348
Financial investments in Brazil		Loans and receivables		1,287,400	899,816	1,287,400	899,816
Financial investments abroad		Held-for-trading	Level 2	1,011,312	1,596,316	1,011,312	1,596,316
				3,002,201	3,287,622	3,002,201	3,287,622

Financial investments	5
FIM Sol investments		Held-for-trading	Level 2	45,741	50,803	45,741	50,803
Investments in foreign currency		Held-for-trading	Level 2	4,486	5,256	4,486	5,256
Investments in foreign currency		Held-to-maturity		65,078	15,731	65,078	15,731
Shares		Held-for-trading	Level 1	1,679	3,023	1,679	3,023
FIM Sol investments		Loans and receivables		97,809	77,469	97,809	77,469
Investments in national currency		Loans and receivables			513		513
Quotas of receivables investment fund		Held-to-maturity		31,701	52,559	31,701	52,559
Restricted deposits		Held-to-maturity		3,919	1,281	3,919	1,281
				250,413	206,635	250,413	206,635

Trade accounts receivable	6	Loans and receivables		2,483,375	2,364,222	2,483,375	2,364,222

Related parties credits	8	Loans and receivables		151,946	141,539	151,946	141,539

Other receivables
Disposal of shareholdings		Loans and receivables		489,100	652,100	489,100	652,100

Trade payables		Other financial liabilities		8,701,681	8,897,597	8,701,681	8,897,597

Borrowings	16
Foreign currency		Other financial liabilities		12,745,437	12,166,538	13,297,789	12,920,332
Local currency		Other financial liabilities		5,443,978	5,404,617	5,443,978	5,405,688
				18,189,415	17,571,155	18,741,767	18,326,020

Other payables	22
Creditors for the acquisitions of shares		Other financial liabilities		260,758	256,030	260,758	256,030
Accounts payable to non-controlling		Other financial liabilities		424,431	260,649	424,431	260,649
				685,189	516,679	685,189	516,679

Fair value hierarchy

Level 1 – fair value obtained through prices quoted (without adjustments) in active markets for identical assets or liabilities, such as the stock exchange.

Level 2 – fair value obtained from discounted cash flow models, when the instrument is a forward purchase or sale or a swap contract, or valuation models of option contracts, such as the Black-Scholes model, when the derivative has the characteristics of an option.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

24.2.             Derivative financial instruments

			Operation characteristics
		Fair value	Principal exposure			Change in	Financial
Identification		hierarchy		Derivatives	Dec/2012	fair value	settlement	Mar/2013

Non-hedge accounting transactions
Foreign exchange swap	Level 24.2.1 (a.i)	Level 2	CDI	Dolar	286,617	(49,932)	2,043	238,728
Non-deliverable forward ("NDF") - ethanol		Level 2	Real	Dolar	1,791	52	(1,843)
Contract for the future purchase - ethanol		Level 1	Fixed price	Variable price	2		(2)
Exchange swap	Level 24.2.1 (a.ii)	Level 2	Dolar	CDI	4,968	4,584		9,552
Interest rate swaps	Level 24.2.1 (a.iii)	Level 2	Fixed rate	CDI		261		261
					293,378	(45,035)	198	248,541

Current liability (derivatives operations)					293,378			248,541
					293,378			248,541

24.2.1.       Existing operations on March 31, 2013

(a)                    Non-hedge accounting transactions

The regular changes in the fair value of swaps are recorded as financial income or expenses in the same period in which they occur. Braskem recognized a financial income of R$45,035 related to the change in the fair value of these swaps for the period ended March 31, 2013.

(a.i)        Swaps related to export credit notes (NCE)

		Interest rate	Maturity	Fair value
Identification	Nominal value	(hedge)		Mar/2013	Dec/2012
Swap NCE I	200,000	5.44%	August 2019	70,701	82,812
Swap NCE II	100,000	5.40%	August 2019	33,053	39,008
Swap NCE III	100,000	5.37%	August 2019	31,448	37,333
Swap NCE IV	100,000	5.50%	April 2019	24,068	29,904
Swap NCE V	100,000	5.50%	April 2019	24,009	29,250
Swap NCE VI	150,000	5.43%	April 2019	30,910	38,585
Swap NCE VII	100,000	4.93%	April 2019	24,539	29,725
Total	850,000			238,728	286,617

In current liabilities (derivatives operations)				238,728	286,617
Total				238,728	286,617

The purpose of these swap operations is to offset the interest rate risk arising from the borrowings mentioned in Note 16.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(a.ii)       Currency swap

		Interest rate	Maturity	Fair value
Identification	Nominal value	(hedge)		Mar/2013	Dec/2012
Swap ACC	35,000	99.85% CDI	November 2013	4,017	2,180
Swap ACC	50,000	99.75% CDI	November 2013	5,535	2,788
Total	85,000			9,552	4,968

In current liabilities (derivatives operations)				9,552	4,968
Total				9,552	4,968

(a.iii)      Interest rate swap linked to NCE

		Interest rate	Maturity	Valor justo
Identification	Nominal value	(hedge)		Mar/2013	Dec/2012
Swap NCE I	101,053	90.65% CDI	February 2016	(224)
Swap NCE II	50,451	88.20% CDI	February 2016	(381)
Swap NCE III	100,672	92.64% CDI	February 2016	303
Swap NCE IV	50,376	92.70% CDI	February 2016	172
Swap NCE V	100,643	91.92% CDI	February 2016	206
Swap NCE VI	50,225	92.25% CDI	March 2016	162
Swap NCE VII	17,500	91.10% CDI	March 2016	23
Total	470,920			261

In current liabilities (derivatives operations)				261
Total				261

The objective of swap transactions is to reduce cash flow volatility by causing the fluctuation in interest on debt to match the return on cash in Brazilian real.

(b.1)       Estimated maximum loss

The amount at risk of the derivatives held by Braskem on March 31, 2013, which is defined as the highest loss that could result in one month and in 95% of the cases under normal market conditions, was estimated by the Company at US$14,259 for the NCE swaps, R$2,450 for currency swaps, and US$114,259 for fixed rate / CDI swaps.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

24.3.             Credit quality of financial assets

(a)                    Trade accounts receivable

Only a few of the Company's customers have risk ratings assigned by credit rating agencies. For this reason, the Company developed its own credit rating system for all accounts receivable from domestic customers and for part of the accounts receivable from foreign customers. The Company does not apply this rating to all of its foreign customers because most accounts receivable from them are covered by an insurance policy or letters of credit issued by banks. On March 31, 2013, the credit ratings were as follows:

			Percentage
1	Minimum risk		16.69%
2	Low risk		26.33%
3	Moderate risk		27.84%
4	High risk		27.53%
5	Very high risk	(i)	1.61%

(i)         Most customers in this group are inactive and the respective accounts are in the process of collection actions in the courts. Customers in this group that are still active buy from Braskem and pay in advance.

Delinquency indicators for the periods ended:

	Domestic Market (LTM)	Export Market (LTM)
March 31, 2013	0.79%	0.27%
December 31, 2012	0.28%	0.37%
December 31, 2011	0.18%	0.43%

LTM – last 12 months

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(b)                    Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents, held-for-trading, held-to-maturity and loans and receivables, the Company uses the following credit rating agencies: Standard & Poor’s, Moody’s and Fitch Ratings.

	Mar/2013	Dec/2012
Financial assets with risk assessment
AAA	2,533,114	2,484,788
AA+	122,164	190,660
AA	1	5
AA-	319,952	449,555
A+	78,671	120,123
A	20,336	19
A-	125,223	80,231
	3,199,461	3,325,381
Financial assets without risk assessment
Quotas of investment funds in credit rights (i)	31,701	103,359
Sundry funds (ii)	4,486	60,356
Restricted deposits (iii)	3,919	1,281
Other financial assets with no risk assessment	13,047	3,880
	53,153	168,876

Total	3,252,614	3,494,257

(i)                  Financial assets with no internal or external ratings and approved by the Management of the Company.

(ii)                 Investment funds with no assessment of internal or external risk, whose portfolio is composed of assets from major financial institutions and that comply with Braskem’s financial policy.

(iii)               Risk-free financial assets

Braskem’s financial policy determines “A-” as the minimum rating for financial investments.

24.4.             Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)                    Selection of risks

On March 31, 2013, the main risks that can affect the value of the Company’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      LIBOR floating interest rate;

•      CDI interest rate; and

•      TJLP interest rate.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, without reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)                    Selection of scenarios

In accordance with CVM Instruction No. 475/08, the Company included three scenarios in the sensitivity analysis, with one that is probable and two that represent adverse effects to the Company. In the preparation of the adverse scenarios, only the impact of the variables on the financial instruments, including derivatives, and on the items covered by hedge transactions, was considered. The overall impacts on the Company’s operations, such as those arising from the revaluation of inventories and revenue and future costs, were not considered. Since the Company manages its exposure to foreign exchange rate risk on a net basis, adverse effects from depreciation in the Brazilian real in relation to the U.S. dollar can be offset by opposing effects on Braskem’s operating results.

(b.1)       Probable scenario

The Market Readout published by the Central Bank of Brazil on March 29, 2013 was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate and the CDI interest rate, using the reference date of December 31, 2013. The Market Readout presents a consensus of market expectations based on a survey of the forecasts made by various financial and non-financial institutions.

The Market Readout does not publish forecasts for the interest rates LIBOR and TJLP. Therefore, the Company considered the expectations for the CDI interest rate for determining the probable scenario for those rates, given their correspondence. The probable scenario for the TJLP is an increase of 0.5% from the current rate of 5%, in line with the size of the government’s most recent decisions to increase or decrease the rate, and accompanying the forecast for the cumulative increase in the CDI rate by end-2013 of 1.25%.

(b.2)       Possible and extreme adverse scenarios

For the Brazilian real/U.S. dollar exchange rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the exchange rate on March 31, 2013.

For the CDI interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the interest rate on March 31, 2013.

For the LIBOR interest rate, a positive change of 25% was considered for the possible adverse scenario and of 50% for the extreme scenario based on the LIBOR rate on March 31, 2013.

For the TJLP interest rate, an increase of 1% was considered for the possible adverse scenario and of 1.5% for the extreme scenario based on its rate on March 31, 2013, in accordance with the upward or downward adjustments made by the government in the rate, in this order of scale.

The sensitivity values in the table (c) below are the changes in the value of the financial instruments in each scenario, except for tables (d), (e) and (f), which show the changes in future cash flows.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Sensitivity to the Brazilian real/U.S. dollar exchange rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in the Brazilian real/US dollar exchange rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Bonds and MTN	52,501	(1,915,318)	(3,830,635)
Working capital / structured operations	15,608	(569,409)	(1,138,817)
Raw material financing	15	(549)	(1,097)
Export prepayments	3,487	(127,226)	(254,452)
Financial investments abroad	(8,396)	306,298	612,596
Swaps	8,026	(287,786)	(572,047)

(d)                    Sensitivity of future cash flows to the LIBOR floating interest rate

The sensitivity of future interest income and expenses of each financial instrument, including derivatives and items covered by them, is presented in the table below. The figures represent the impact on financial income (expenses), taking into consideration the average term of the respective instrument.

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Working capital / structured operations	(566)	(1,664)	(3,328)
Export prepayments	(314)	(924)	(1,849)

(e)                    Sensitivity of future cash flows to the CDI interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in CDI interest rate is presented in the table below:

		Possible adverse	Extreme adverse
Instrument	Probable	(25%)	(50%)
Export credit notes	(4,807)	(6,977)	(13,994)
Agricultural credit note	(10,126)	(14,693)	(29,455)
Working capital / other	15,635	22,655	45,535

(f)                     Sensitivity of future cash flows to the TJLP interest rate

The sensitivity of each financial instrument, including derivatives and items covered by them, to the variation in TJLP interest rate is presented in the table below:

	Probable	Possible adverse	Extreme adverse
Instrumento	5.5%	6.0%	6.5%
BNDES	(8,013)	(15,959)	(23,840)
FINEP	(68)	(136)	(202)
Other governamental agents	(15)	(31)	(3,965)

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

25.                   Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2012 annual financial statements, in Note 29.

(a)                    Capital

On March 31, 2013, the Company's subscribed and paid up capital stock amounted to R$8,043,222 and comprised 797,265,348 shares with no par value divided into 451,668,652 common shares, 345,002,878 class A preferred shares, and 593,818 class B preferred shares, distributed as follows:

				Preferred		Preferred
		Commom		shares		shares
		shares	%	class A	%	class B	%	Total	%

OSP e Odebrecht		226,334,623	50.11%	79,182,498	22.95%			305,517,121	38.32%
Petrobras		212,426,951	47.03%	75,792,589	21.97%			288,219,540	36.15%
BNDESPAR				44,069,052	12.77%			44,069,052	5.53%
ADR	(i)			34,199,944	9.91%			34,199,944	4.29%
Other		12,907,078	2.86%	110,604,037	32.06%	593,818	100.00%	124,104,933	15.57%
Total		451,668,652	100.00%	343,848,120	99.67%	593,818	100.00%	796,110,590	99.86%
Braskem shares owned by subsidiary of Braskem Petroquímica	(ii)			1,154,758	0.33%			1,154,758	0.14%
Total		451,668,652	100.00%	345,002,878	100.00%	593,818	100.00%	797,265,348	100.00%

(b)                    Ongoing share repurchase programs

(b.1)       4th Share repurchase program

On August 13, 2012, Braskem’s Board of Directors approved a program for the repurchase of shares effective for the period between August 29, 2012 and August 28, 2013, through which the Company may acquire up to 13,376,161 class A preferred shares at market price. The shares may be acquired by the Company or by financial institutions hired for such purpose. Upon the expiration of the program, Braskem will have to acquire from financial institutions, at market value, the shares acquired by the latter. The private transaction was approved by the CVM.

No shares were purchased under this program in the quarter.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

(c)                    Other comprehensive income - shareholders' equity

		Parent Company and Consolidated
		Additional	Deemed	Defined		Foreign
		indexation of	cost of	benefit	Fair value	currency	Gain (loss)
		PP&E	jointly-controlled	plan actuarial	of cash flow	translation	on interest
		price-level	subsidiary	loss	derivatives	adjustment	in subsidiary
	Note	(i)	(i)	(ii)	(iii)	(iv)	(v)	Total

As of December 31, 2011		326,541	21,159		(10,716)	(24,504)	3,106	315,586

Additional indexation
Realization by depreciation or writte-off assets		(10,317)						(10,317)
Income tax and social contribution on realization		3,508						3,508

Deemed cost of jointly-controlled subsidiary
Realization by depreciation or writte-off assets			(348)					(348)
Income tax and social contribution on realization			118					118

Cash flow derivativess	24.2.2
Change in fair value					(359)			(359)
Transfer to result					15,972			15,972
Tax on fair value gains					(5,309)			(5,309)

Gain on interest in subsidiary							1,018	1,018

Foreign currency translation adjustment						(55,631)		(55,631)

As of March 31, 2012		319,732	20,929		(412)	(80,135)	4,124	264,238

As of December 31, 2012		299,305	20,207	(11,816)		37,158	(7,443)	337,411

Additional indexation
Realization by depreciation or writte-off assets		(10,317)						(10,317)
Income tax and social contribution on realization		3,508						3,508

Deemed cost of jointly-controlled subsidiary
Realization by depreciation or writte-off assets			(367)					(367)
Income tax and social contribution on realization			125					125

Gain on interest in subsidiary							(1,980)	(1,980)

Foreign currency translation adjustment						(6,821)		(6,821)

As of March 31, 2013		292,496	19,965	(11,816)		30,337	(9,423)	321,559

(i)       Realization under retained earnings (accumulated losses) as the asset is depreciated or written-off (CPC 26(R1));

(ii)     Realization under retained earnings (accumulated losses) upon extinction of the plan (CPC 33 (R1);

(iii)    Realization under profit or loss upon maturity, prepayment or loss of efficacy for hedge accounting (CPC 38);

(iv)    Realization under profit or loss upon write-off of subsidiary abroad (CPC 02 (R2)); and

(v)     Realization under profit or loss upon divestment or transfer of control of subsidiary (CPC 36 (R3)).

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

26.                   Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

	Mar/2013		Mar/2012
	Basic	Diluted	Basic	Diluted
			Revised	Revised

Profit for the period attributed to Company's shareholders
of continued operations	209,912	209,912	143,458	143,458

Distribution of dividends attributable to priority:
Preferred shares class "A"	208,437	208,515	143,212	143,335
Preferred share class "A" potentially convertible		180		123
(the ratio of 2 shares class "B" for each share class "A")
Preferred shares class "B"	360		246
	208,797	208,695	143,458	143,458

Distribution of 6% ??of unit value of common shares	1,115	1,217

Reconciliation of income available for distribution, by class (numerator):
Common shares	1,115	1,217
Preferred shares class "A"	208,437	208,515	143,212	143,335
Preferred share class "A" potentially convertible		180		123
(the ratio of 2 shares class "B" for each share class "A")
	209,552	209,912	143,212	143,458

Weighted average number of shares, by class (denominator):
Common shares	451,668,652	451,668,652	451,668,652	451,668,652
Preferred shares class "A" (i)	343,848,120	343,848,120	345,300,320	345,300,320
Preferred share class "A" potentially convertible
(the ratio of 2 shares class "B" for each share class "A")		296,909		296,909
	795,516,772	795,813,681	796,968,972	797,265,881

Earnings per share (in R$)
Common shares	0.0025	0.0027
Preferred shares class "A"	0.6062	0.6064	0.4439	0.4443

The information related to the earnings per share of the Company was presented in its 2012 annual financial statements, in Note 30.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

27.                   Net sales revenues

	Parent Company		Consolidated
	Mar/2013	Mar/2012	Mar/2013	Mar/2012
				Revised
Sales revenue
Domestic market	5,196,361	4,298,027	7,202,033	5,995,938
Foreign market	1,492,345	1,323,734	3,835,718	3,612,742
	6,688,706	5,621,761	11,037,751	9,608,680
Sales deductions
Taxes	(1,097,792)	(981,697)	(1,630,739)	(1,460,657)
Sales returns and other	(82,131)	(65,370)	(111,261)	(76,350)
	(1,179,923)	(1,047,067)	(1,742,000)	(1,537,007)

Net sales revenue	5,508,783	4,574,694	9,295,751	8,071,673

This table was presented in the 2012 annual financial statements of the Company, in Note 31.

28.                   Tax incentives

		Consolidated
		Mar/2013	Mar/2012

State of Alagoas Integrated Development Program - PRODESIN	(i)	11,971	32,780
REINTEGRA program	(ii)	52,448	48,172
		64,419	80,952

(i)	Recorded in the account "net sales revenue" (Note 27).
(ii)	Recorded in the account "cost of products sold".

This table was presented in the 2012 annual financial statements of the Company, in Note 32.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

29.                   Financial results

	Parent Company		Consolidated
	Mar/2013	Mar/2012	Mar/2013	Mar/2012
				Revised
Financial income
Interest income	32,324	47,435	34,387	60,480
Monetary variations	2,301	10,315	2,469	11,848
Exchange rate variations	(6,126)	(44,989)	42,504	11,424
Other	16,815	169	43,504	1,889
	45,314	12,930	122,864	85,641

Financial expenses
Interest expenses	(224,203)	(219,306)	(236,505)	(246,707)
Monetary variations	(72,772)	(67,165)	(73,159)	(79,266)
Exchange rate variations	256,902	286,268	284,770	249,903
Inflation adjustments on fiscal debts	(20,596)	(39,720)	(24,940)	(46,493)
Tax expenses on finacial operations	(2,022)	(6,980)	(2,940)	(7,591)
Discounts granted	(3,884)	(5,517)	(14,315)	(10,718)
Loans transaction costs - amortization	(81)	(983)	(2,113)	(4,136)
Adjustment to present value - appropriation	(72,053)	(2,488)	(137,162)	(9,352)
Other	(12,800)	(13,686)	(23,686)	(38,391)
	(151,509)	(69,577)	(230,050)	(192,751)

Total	(106,195)	(56,647)	(107,186)	(107,110)

	Parent Company		Consolidated
	Mar/2013	Mar/2012	Mar/2013	Mar/2012
				Revised
Interest income
Held for sale	1,098	1,151	1,098	13,509
Loans and receivables	20,935	38,890	22,453	35,753
Held-to-maturity	2,892	4,549	2,918	4,549
	24,925	44,590	26,469	53,811
Other assets not classifiable	7,399	2,845	7,918	6,669
Total	32,324	47,435	34,387	60,480

This table was presented in the 2012 annual financial statements of the Company, in Note 34.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

30.                   Expenses by nature

	Parent Company		Consolidated
	Mar/2013	Mar/2012	Mar/2013	Mar/2012
				Revised
Classification by nature:
Raw materials other inputs	(4,195,776)	(3,456,705)	(7,053,747)	(6,307,086)
Personnel expenses	(270,635)	(238,995)	(435,917)	(414,847)
Outsourced services	(203,029)	(135,655)	(369,557)	(373,073)
Tax expenses	(1,067)	(7,125)	(1,743)	(13,235)
Depreciation, amortization and depletion	(300,228)	(270,906)	(476,979)	(438,255)
Freights	(231,531)	(204,748)	(359,305)	(294,758)
Other expenses	(88,662)	(143,899)	(126,369)	(117,915)
Total	(5,290,928)	(4,458,033)	(8,823,617)	(7,959,169)

Classification by function:
Cost of products sold	(4,969,651)	(4,146,710)	(8,315,675)	(7,482,025)
Selling	(48,497)	(49,384)	(99,555)	(90,951)
Distribution	(100,077)	(90,322)	(146,817)	(129,998)
General and administrative	(154,188)	(153,457)	(237,006)	(231,749)
Research and development	(18,515)	(18,160)	(24,564)	(24,446)
Total	(5,290,928)	(4,458,033)	(8,823,617)	(7,959,169)

This table was presented in the 2012 annual financial statements of the Company, in Note 35.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

31.                   Segment information

	Mar/2013
	Reporting segments				Total			Braskem
	Basic			USA and	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	Europe	segments	segments (i)	unit	before adjustments	Eliminations	consolidated

Net sales revenue	5,983,719	3,858,051	644,473	1,606,045	12,092,288	22,026		12,114,314	(2,818,563)	9,295,751
Cost of products sold	(5,555,933)	(3,409,385)	(593,508)	(1,511,245)	(11,070,071)	(24,661)		(11,094,732)	2,779,057	(8,315,675)
Gross profit	427,786	448,666	50,965	94,800	1,022,217	(2,635)		1,019,582	(39,506)	980,076

Operating expenses
Selling, general and distribution expenses	(122,134)	(204,950)	(40,418)	(61,740)	(429,242)	(11,423)	(67,277)	(507,942)		(507,942)
Results from equity investments							(24,564)	(24,564)	19,842	(4,722)
Other operating income (expenses), net	(21,446)	(423)	6,664	1,054	(14,151)	(2,432)	(12,472)	(29,055)		(29,055)
	(143,580)	(205,373)	(33,754)	(60,686)	(443,393)	(13,855)	(104,313)	(561,561)	19,842	(541,719)

Operating profit (loss)	284,206	243,293	17,211	34,114	578,824	(16,490)	(104,313)	458,021	(19,664)	438,357

	Mar/2012
	Reporting segments				Total			Braskem
	Basic			USA and	reportable	Other	Corporate	consolidated		Braskem
	petrochemicals	Polyolefins	Vinyls	Europe	segments	segments (i)	unit	before adjustments	Eliminations	consolidated
										Revised

Net sales revenue	5,651,669	3,267,496	449,717	1,301,498	10,670,380	26,956		10,697,336	(2,625,663)	8,071,673
Cost of products sold	(5,288,362)	(3,113,907)	(444,660)	(1,212,391)	(10,059,320)	(22,489)		(10,081,809)	2,599,784	(7,482,025)
Gross profit	363,307	153,589	5,057	89,107	611,060	4,467		615,527	(25,879)	589,648

Operating expenses
Selling, general and distribution expenses	(109,213)	(222,680)	(30,195)	(48,748)	(410,836)	(15,150)	(51,158)	(477,144)		(477,144)
Results from equity investments							(2,099)	(2,099)		(2,099)
Other operating income (expenses), net	(3,447)	25	(256)	(126)	(3,804)	872	194,872	191,940		191,940
	(112,660)	(222,655)	(30,451)	(48,874)	(414,640)	(14,278)	141,615	(287,303)		(287,303)

Operating profit (loss)	250,647	(69,066)	(25,394)	40,233	196,420	(9,811)	141,615	328,224	(25,879)	302,345

The segment “United States and Europe” was presented in December 2012 as “International Business”.

The information related to the presentation of information by segment was presented in the 2012 annual financial statements, in Note 36.

Braskem S.A.

Notes to the financial statements

at March 31, 2013

All amounts in thousands of reais unless otherwise stated

32.                   Other operating income (expenses), net

In the period ended March 31, 2013, no material operations were classified under this item. In the first quarter of 2012, the main amount comprising this item is the contractual compensation under the agreement between Sunoco and Braskem America, in the amount of R$235,962.

The information related to the Company’s other net operating income (expenses) was presented in the 2012 annual financial statements, in Note 33.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 9, 2013
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.